PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 18, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 3)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

CATALYST BIOSCIENCES, INC.

(Name of Registrant as Specified in Its Charter)

JDS1, LLC

CCUR HOLDINGS, INC.

CIDM II, LLC

JULIAN D. SINGER

DAVID S. OROS

SHELLY C. LOMBARD

MATTHEW STECKER

IGOR VOLSHTEYN

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required
☐	Fee paid previously with preliminary materials
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 18, 2022

JDS1, LLC

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

July [●], 2022

Dear Fellow Catalyst Biosciences, Inc. Stockholder:

JDS1, LLC, CCUR Holdings, Inc., CIDM II, LLC, Julian D. Singer, and David S. Oros (collectively, the “JDS1 Group” or “we”) are the beneficial owners of an aggregate of 2,403,432 shares of common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (“Catalyst” or the “Company”), representing approximately 7.6% of the outstanding shares of Common Stock, making us one of the Company’s largest stockholders.

For the reasons set forth in the attached Proxy Statement, including the precipitous decline in the per share price of the Common Stock over the past year (a decline of approximately 59% in the closing price of the Common Stock over the past 12 months as of the most recent practicable date prior to the filing of this Proxy Statement), we believe there is an urgent need to drive meaningful change in the composition of the Board of Directors of the Company (the “Board”) and reverse the value destruction that has occurred under the watch of the incumbent Board. While the current classified structure of the Board limits our ability to drive the meaningful change we believe is urgently needed, we hope to drive this change forward by replacing three incumbent members of the Board, including the Board’s current Chairman, Augustine Lawlor, who has served on the Board since February 2006 and has served as Chairman since February 2018. Accordingly, we are seeking your support for the election of our three (3) nominees as Class I directors at the annual meeting of stockholders scheduled to be held on [●], 2022, at 8:00 a.m., Pacific Time, at 611 Gateway Boulevard, Suite 710, South San Francisco, California 94080 (including any adjournments, postponements, reschedulings, or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

We believe our nominees will bring to the Board a sense of urgency, together with fresh insights and perspectives, to exploring opportunities to unlock stockholder value which may include, but are not limited to, distributing to stockholders most of the Company’s available cash and cash equivalents. The individuals we have nominated are highly qualified, extremely capable, ready to serve the best interests of all the Company’s stockholders and fully committed to exploring all opportunities to unlock stockholder value.

According to the Company’s pro forma balance sheet, included as Exhibit 99.2 to the Current Report on Form 8-K/A that the Company filed with the Securities and Exchange Commission on May 24, 2022, on a pro forma basis, the Company has as of March 31, 2022, approximately $87 million in cash and cash equivalents, after giving effect to the $53 million in net cash proceeds the Company received from the sale of its complement portfolio on May 19, 2022. We recognize that the total pro forma amount of cash that the Company disclosed as having as of March 31, 2022 may not all be currently available for distribution to stockholders since the Company may have incurred liabilities, obligations, and expenses since March 31, 2022, including, we believe, to fight us in this proxy contest and prevent our Nominees from being elected at the Annual Meeting. However, we are concerned that the Company has, to date, made no firm commitment to distribute any sum certain amount of cash within any fixed timetable. Nor has the Company publicly committed not to use its available cash to pursue or engage in any strategic, investment, M&A, and/or financing opportunities and to only use its available cash for activities related to ordinary course of business activities, paying off its current liabilities, and winding up and liquidating the Company.

The attached Proxy Statement and the enclosed GOLD proxy card are first being mailed to stockholders on or about July [●], 2022.

The Company currently has a classified Board composed of eight (8) directors which is divided into three (3) classes. The terms of three (3) Class I directors expire at the Annual Meeting. Through the attached Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies for the election of our three (3) nominees. The enclosed GOLD proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement, when available, for the names, backgrounds, qualifications, and other information concerning the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as directors if all or any of our nominees are elected. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement any actions that they may believe are necessary to unlock stockholder value. However, we believe the election of our Nominees would be an important step forward in refreshing the Board with directors who will bring a sense of urgency, together with fresh insights and perspectives, to restoring investor confidence and finding a path forward to reverse the value destruction that has occurred on the watch of the incumbent Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed GOLD proxy card today.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Kingsdale Advisors, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Julian D. Singer

Julian D. Singer

JDS1, LLC

 If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of JDS1’s proxy materials, please contact Kingsdale Advisors, our proxy solicitation firm, using the contact information provided below.

745 Fifth Avenue, 5th Floor

New York, NY 10151

North American Toll-Free Phone:

1-888-302-5677

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: 1-416-867-2272

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 18, 2022

ANNUAL MEETING OF STOCKHOLDERS
OF
CATALYST BIOSCIENCES, INC.
_________________________

PROXY STATEMENT
OF
JDS1, LLC

_________________________

PLEASE SIGN, DATE, AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

JDS1, LLC (“JDS1”), CCUR Holdings, Inc. (“CCUR”), CIDM II, LLC (“CIDM II”), Julian D. Singer, and David S. Oros (collectively, the “JDS1 Group” or “we”) are significant stockholders of Catalyst Biosciences, Inc., a Delaware corporation (“Catalyst” or the “Company”), who beneficially own an aggregate of 2,403,432 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, representing approximately 7.6% of the outstanding shares of Common Stock, making us one of the Company’s largest stockholders.

We believe that the Board of Directors of the Company (the “Board”) is in urgent need of meaningful change to ensure that the Board, once refreshed with new members, moves quickly to take the steps necessary to reverse the value destruction that has occurred over the past year (a decline of approximately 59% in the closing price of the Common Stock over the past 12 months as of the most recent practicable date prior to the filing of this Proxy Statement) on the watch of the incumbent Board. While the current classified structure of the Board limits our ability to drive the meaningful change we believe is urgently needed, we hope to drive this change forward by replacing three incumbent members of the Board, including the Board’s current Chairman, Augustine Lawlor, who has served on the Board since February 2006 and has served as Chairman since February 2018. The individuals we have nominated are highly qualified, extremely capable, ready to serve the best interests of all the Company’s stockholders, and fully committed to exploring opportunities to unlock stockholder value, which may include, but are not limited to, distributing to stockholders most of the Company’s available cash and cash equivalents, save for whatever the Company needs to retain to provide for contingent liabilities and administrative expenses.

According to the Company’s pro forma balance sheet, included as Exhibit 99.2 to the Current Report on Form 8-K/A that the Company filed with the Securities and Exchange Commission on May 24, 2022, on a pro forma basis, the Company has as of March 31, 2022, approximately $87 million in cash and cash equivalents, after giving effect to the $53 million in net cash proceeds the Company received from the sale of its complement portfolio on May 19, 2022. We recognize that the total pro forma amount of cash that the Company disclosed as having as of March 31, 2022 may not all be currently available for distribution to stockholders since the Company has incurred liabilities, obligations, and expenses since March 31, 2022, including, we believe, to fight us in this proxy contest and prevent our Nominees from being elected at the Annual Meeting. However, we are concerned that the Company has, to date, made no firm commitment to distribute any sum certain amount of cash within any fixed timetable. Nor has the Company publicly committed not to use its available cash to pursue or engage in any strategic, investment, M&A, and/or financing opportunities and to only use its available cash for activities related to ordinary course of business activities, paying off its current liabilities, and winding up and liquidating the Company.

Accordingly, we are seeking your support at the annual meeting of stockholders scheduled to be held on [●], 2022, at 8:00 a.m., Pacific Time, at 611 Gateway Boulevard, Suite 710, South San Francisco, California 94080 (including any adjournments, postponements, reschedulings, or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect JDS1’s three (3) director nominees, Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn (each a “Nominee” and collectively, the “Nominees”), to the Board as Class I directors to serve for the ensuing three years expiring at the 2025 annual meeting of stockholders or until such person’s successor is elected and qualified;

2.	To vote on the Company’s proposal to approve the compensation of the Company’s named executive officers in a non-binding advisory vote;

3.	To vote on the Company’s proposal to ratify the appointment of EisnerAmper LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022;

4.	To vote on the Company’s proposal to approve an amendment to the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended (the “Company Charter”), to provide for the declassification of the Company’s Board of Directors; and

5.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed GOLD proxy card are first being mailed to stockholders on or about July [●], 2022. As of the date hereof, the JDS1 Group and the Nominees, the participants in this solicitation, collectively own 2,403,432 shares of Common Stock (the “JDS1 Group Shares”). We intend to vote such shares FOR the election of the Nominees, FOR the Company’s proposal to amend the Company Charter to provide for the declassification of the Board, AGAINST approval of the advisory vote on the compensation of the Company’s named executive officers, and FOR the ratification of the appointment of EisnerAmper LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, as described herein.

The Company has fixed the close of business, on July 15, 2022, as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 611 Gateway Boulevard, Suite 710, South San Francisco, California 94080. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s proxy statement for the Annual Meeting, as of the Record Date, there were [●] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY JDS1 AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH JDS1 IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

JDS1 URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at

http://www.myproxyonline.com/jds1

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. JDS1 urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with JDS1’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign, and date the enclosed GOLD proxy card and return it to JDS1, c/o Kingsdale Advisors, our proxy solicitation firm (“Kingsdale”), in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee, or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating, and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our three (3) Nominees only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

 If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of JDS1’s proxy materials, please contact Kingsdale Advisors, our proxy solicitation firm, using the contact information provided below.

745 Fifth Avenue, 5th Floor

New York, NY 10151

North American Toll-Free Phone:

1-888-302-5677

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: 1-416-867-2272

BACKGROUND TO THE SOLICITATION

The following is a summary of the material events leading up to this proxy solicitation:

•	In February 2018, JDS1 first began building a position in the Company and acquiring Common Stock due to its belief that the Company had strong potential for success as a clinical-stage biopharmaceutical company, having noted the Company’s success in certain clinical trials.

•	On July 22, 2019, JDS1 delivered a letter to the Board expressing its concerns with the Company’s precipitous loss in stock market value and prolonged share price underperformance relative to the S&P 500 and Dow Jones Industrial Average. In its letter, JDS1 urged the Board to act to restore investor confidence and maximize stockholder value, including by adding two highly qualified shareholder representatives to the Board in place of the legacy, long-tenured directors who were added to the Board in connection with the Company’s August 2015 reverse merger with Targacept, Inc, adopting best practices for corporate governance, and retaining an investment bank to serve as an independent adviser to evaluate potential strategic alternatives. JDS1 noted its concerns with several of the Company’s corporate governance practices, including, among others, (i) the classified structure of the Board, (ii) a plurality voting standard in electing directors with no director resignation policy, and (iii) a supermajority voting requirement to amend the Company’s governing documents, which requirement is applicable to certain provisions thereof including those that limit stockholders’ rights. To illustrate JDS1’s belief that the Board is apparently disconnected from stockholders and, accordingly, not aligned with the economic interests of the Company’s stockholders, JDS1 also noted the relatively small amount of Common Stock owned by the members of the Board and questioned how investors could be assured that a shareholder-friendly mindset is truly present in the boardroom when the percentage of total outstanding shares of the Common Stock held by each director was below 1% (excluding stock options that are vested and exercisable within sixty days).

•	On July 23, 2019, JDS1, Mr. Singer, CCUR, Mr. Oros, and Wayne Barr, Jr. filed an initial Schedule 13D with the SEC disclosing beneficial ownership of approximately 7% of the outstanding shares of Common Stock. The Schedule 13D also disclosed the letter that JDS1 had sent to the Board on July 22, 2019.

•	On August 29, 2019, the Company announced that, effective August 30, 2019, its then Chief Financial Officer, Fletcher Payne, was stepping down from the Company to pursue another opportunity and that the Company was initiating a search for a successor.

•	On January 13, 2020, JDS1, Mr. Singer, CCUR, Mr. Oros, and Wayne Barr, Jr., entered into a Cooperation Agreement with the Company pursuant to which the Board appointed Sharon Tetlow and Dr. Geoffrey Ling as directors of the Company, effective January 15, 2020.

•	On June 15, 2020, the Company disclosed that it had appointed Clinton Musil as its new Chief Financial Officer, effective July 1, 2020.

•	On April 27, 2021, the Company filed with the SEC its proxy statement in connection with its 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”). In its proxy statement, the Company disclosed that, effective immediately prior to the 2021 Annual Meeting, Dr. Nassim Usman, Ph.D., the Company’s President, and Chief Executive Officer, was reclassified from a Class III director with a term expiring at the 2021 Annual Meeting to a Class II director with a term expiring at the Company’s 2023 Annual Meeting of Stockholders. Accordingly, Dr. Usman was able to avoid standing for re-election at the 2021 Annual Meeting.

•	On July 14, 2021, the Company publicly disclosed that Howard Levy, M.B.B.Ch., Ph.D., M.M.M. was retiring from his position as the Company’s Chief Medical Officer, effective as of August 15, 2021.

•	On October 13, 2021, the Company publicly disclosed that Mr. Musil had resigned his position as Chief Financial Officer for personal reasons, effective as of October 29, 2021. Mr. Musil’s resignation comes approximately 16 months after the Company had announced his appointment. The Company also publicly disclosed that Seline Miller, the Company’s Controller, was promoted to Senior Vice President, Finance and would serve as the Company’s interim Chief Financial Officer and interim Principal Accounting Officer.

•	Also on October 13, 2021, less than three months after Dr. Levy had “retired” as the Company’s Chief Medical Officer, Ampio Pharmaceuticals Inc., a publicly traded, NYSE-listed biopharmaceutical company, publicly announced that it had appointed Dr. Levy as its Chief Medical Officer.

•	On October 15, 2021, the Company filed a prospectus supplement with the SEC in connection with its plans to issue more equity in an “at the market offering,” and noted that it may offer and sell shares of Common Stock having an aggregate offering price of up to $50,000,000 from time to time. The Company also noted in the prospectus supplement that one of the risks of its stock offering was that sales of a significant number of shares of the Common Stock in the public markets, or the perception that such sales could occur, could depress the market price of the Common Stock. The closing price per for the Common Stock that day was $4.00 per share and, since such time, the Common Stock has not only never closed at or above $4.00 per share, but, more concerning, the Common Stock has since lost approximately 87% of its value.

•	On October 26, 2021, JDS1, Mr. Singer, CCUR, and Mr. Oros filed an amendment to their Schedule 13D. In their Schedule 13D amendment, JDS1 and the other reporting persons indicated that they believed that the Company’s continual stock issuances had led to a sharp decline in the Company’s stock price and called for the Company to immediately cease future stock issuances. JDS1 and the other reporting persons again expressed their concerns with the Company’s corporate governance practices and called for the Company to eliminate the classified structure of the Board. JDS1 and the other reporting persons also called for the Company to engage an independent financial advisor to explore strategic alternatives, including a sale of the Company or its assets, and asked for the Board’s Chairman, Augustine Lawlor, to step down as Chairman.

•	On December 2, 2021, Mr. Singer emailed Dr. Usman and, for the Board’s consideration, provided the resumes of the three Nominees. Mr. Singer noted that all three had experience with and a deep understanding of M&A and capital markets and noted his view that their backgrounds and skillsets are needed by the Company given its current situation. Mr. Singer indicated that he looked forward to moving theses candidates forward and coming to an amicable resolution with the Company so the Company could focus on getting assets sold and putting cash on the balance sheet in a non-dilutive way.

•	Between December 2, 2021 and January 26, 2022, a period of approximately seven weeks, JDS1 received no meaningful response from the Company or the Board’s Governance and Nominating Committee regarding the Nominees. Nor did the Company reach out during this time to schedule interviews with any of the Nominees or request further information regarding the Nominees.

•	On January 26, 2022, JDS1 delivered a letter to the Board, which was directed to the attention of, among others, Andrea Hunt, the Chair of the Board’s Governance and Nominating Committee. In its letter, JDS1 noted that, more than seven weeks had elapsed since it had submitted to the Company the names and biographical information of the Nominees. JDS1 further noted that, since such time, it had received no meaningful response from the Company. JDS1 expressed its belief that the Board was in dire need of refreshment that it was looking to the Board, particularly its Governance and Nominating Committee, to add fresh stockholder representation to the Board. JDS1 also indicated that, in addition to changes in Board composition, it was seeking meaningful long-term governance reforms and expressed its belief that a classified Board could not be justified at a time when accountability is critical. JDS1 noted its belief that governance reform fell squarely within the oversight responsibilities of the Board’s Governance and Nominating Committee. JDS1 expressed its concern that the Board’s classified structure had been used to avoid having Dr. Usman stand for re-election at the 2021 Annual Meeting, noting that the Company’s proxy statement for the 2021 Annual Meeting disclosed that, effective immediately prior to the 2021 Annual Meeting, Dr. Usman had been reclassified from a Class III director with a term expiring at the 2021 Annual Meeting to a Class II director with a term expiring at the Company’s 2023 Annual Meeting of Stockholders. In its letter, JDS1 expressed its belief that “the extension of a director term for the benefit of an inside and non-independent director, with the effect of denying shareholders the opportunity to vote, violates all principles of corporate governance. We question the role of the Board and the Governance and Nominating Committee in authorizing the reclassification of Dr. Usman and apparent extension of his term, and director without shareholder approval.” JDS1 concluded the letter by indicating its preference to work together with the Board to add refreshed, seasoned, and effective stockholder representation to the Board, as an initial measure to restore investor confidence.

•	On January 27, 2022, JDS1, Mr. Singer, CCUR, and Mr. Oros filed an amendment to their Schedule 13D disclosing that JDS1 had delivered a letter to the Company on January 26, 2022.

•	On February 15, 2022, Mr. Singer had a telephone call with Ms. Hunt to discuss various terms for a possible cooperation agreement between JDS1 and the Company.

•	On February 17, 2022, the Company issued a press release announcing that it had retained the investment banking firm of Perella Weinberg Partners as a financial advisor to assist the Company in exploring strategic alternatives. As noted above, less than four months earlier, in its letter of October 26, 2021, JDS1 had called upon the Company to engage a financial advisor to assist the Company in exploring strategic alternatives.

•	Also on February 17, 2022, Ms. Hunt contacted Mr. Singer and they agreed to speak the following morning.

•	On February 18, 2022, Mr. Singer had a telephone call with Ms. Hunt to further discuss various terms for a possible cooperation agreement between JDS1 and the Company. Mr. Singer understood from the call that the Board was not willing to consider adding more than one of JDS1’s recommended candidates prior to the Annual Meeting, but that the Board might be open to adding another of JDS1’s recommended candidates at the Annual Meeting.

•	Also on February 18, 2022, the Company publicly disclosed that, on February 16, 2022, it had received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) informing the Company that because the closing bid price for the Company’s common stock listed on Nasdaq was below $1.00 for thirty (30) consecutive trading days, the Company was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market and that, accordingly, the Common Stock was at risk of being delisted from Nasdaq.

•	On February 23, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D. In their Schedule 13D amendment, JDS1 and the other reporting persons disclosed that, over the preceding months, JDS1 had privately engaged with members of the Board regarding the composition of the Board and JDS1’s concerns that, given the precipitous decline in the Company’s stock price over the past year, the Board is in urgent need of fresh shareholder representation. JDS1 noted that it had sought to have three highly qualified and experienced candidates added to the Board by working collaboratively with the Board, its Governance and Nominating Committee, and its management team as an alternative to pursuing a proxy contest at the Annual Meeting. JDS1 further noted that, based on the various discussions that Mr. Singer had with the Chair of the Board’s Governance and Nominating Committee the previous week to discuss a possible collaborative path forward, JDS1 believed that its efforts to work collaboratively and in good faith with the Board to avoid a costly proxy contest had been a futile exercise since it did not believe that the Board was committed to taking steps to meaningfully refresh its composition.

•	On February 24, 2022, Mr. Singer emailed Ms. Hunt inquiring as to whether she had any time to connect with him over the next few days.

•	Also on February 24, 2022, Ms. Hunt responded to Mr. Singer that she was available the following morning to speak with Mr. Singer and, if that time worked, she would give him a call.

•	On February 25, 2022, Mr. Singer had a telephone call with Ms. Hunt to discuss the possible terms of a cooperation agreement between JDS1 and the Company. The terms discussed included adding to the Board two director candidates proposed by JDS1, the timing as to when the two directors would join the Board, and JDS1’s willingness to agree to a one-year standstill. Ms. Hunt indicated she had to circle up with the other members of the Board’s Governance and Nominating Committee, but she hoped to be able to follow up more with Mr. Singer within one to two days.

•	Also on February 25, 2022, Mr. Singer emailed Ms. Hunt. In his email, in order to allow the parties additional time to negotiate a resolution without having to incur unnecessary expense such as the expense of preparing an advance notice of nomination and other proposed business Mr. Singer asked Ms. Hunt to have the Company consider extending the deadline for stockholders to deliver to the Company advance notices of nomination and other proposed business intended to be brought before the Annual Meeting. Mr. Singer noted the Company’s willingness to extend the advance notice deadline would demonstrate good faith and a willingness to get something done amicably.

•	On February 28, 2022, JDS1 filed an amendment to its Schedule 13D disclosing that, given the Company’s rapidly approaching deadline for stockholders to submit advance notices of director nominations and other business proposals, and the absence of any indication that the Company is prepared to extend its advance notice deadline as a sign of good faith, JDS1 was currently planning to nominate three highly qualified and experienced candidates to replace the three members of the Board who are standing for election at Annual Meeting and submit a non-binding proposal requesting that the Board take the steps necessary to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) (the “JDS1 Declassification Proposal”). JDS1 also disclosed that, as it continues to take the necessary steps to prepare for a potential proxy contest in connection with the Annual Meeting, it intended to continue to engage in discussions with the Board and/or management of the Company relating to, not only JDS1’s concerns with the Company’s board composition, sub-standard corporate governance, plans for maximizing stockholder value, and the need to make the Board more accountable to stockholders, but also possible constructive paths for avoiding a costly proxy contest.

•	Also on February 28, 2022, Mr. Singer emailed Ms. Hunt, noting that he had hoped to receive a substantive proposal from her the preceding weekend that would demonstrate that the Board was committed to constructively working with JDS1. Mr. Singer further noted that, given the Company’s rapidly approaching deadline for stockholders to deliver to the Company advance notices of nominations and other business intended to be brought before the Annual Meeting, in the event that JDS1 did not receive a proposal from the Company later that day, not later than 8pm ET, or, alternatively, that the Company did not publicly disclose that afternoon that it was extending the advance notice deadline for nominations and other business until 5pm PT on Friday, March 25, 2022, JDS1 would have no choice but to assume that it needed to have its legal and other advisors move forward in preparing an advance notice to deliver to the Company and taking the other steps necessary to prepare for a proxy contest. Mr. Singer requested that Ms. Hunt promptly communicate JDS1’s concerns and frustration with the other members of the Board.

•	Also on February 28, 2022, Ms. Hunt emailed Mr. Singer. In her email, Ms. Hunt noted that the Company believed it was in the best interests of the Company’s stockholders to avoid a proxy contest. Ms. Hunt also noted that the Board’s Governance & Nominating Committee had been reviewing the candidates that JDS1 had identified and was discussing how to move forward in the best interests of the Company and its stockholders. Ms. Hunt further noted that the Company was open to appointing one individual to the Board in time for the next meeting of the Board and another individual as a replacement for one of the incumbent members of the Board, with such replacement being nominated for election at the Annual Meeting. Ms. Hunt also indicated that, since the Board’s Governance & Nominating Committee still needed to vet JDS1’s proposed director candidates, it did not expect to be able to complete its vetting process and get back to Mr. Singer regarding specific individuals until mid-day March 9, 2022, two days before the Company’s advance notice deadline. Ms. Hunt advised Mr. Singer that the Company’s counsel had been requested to draft a cooperation agreement and that a draft would be provided to Mr. Singer shortly. Ms. Hunt made no commitment as to when such a draft cooperation agreement would be provided to Mr. Singer.

•	Also on February 28, 2022, Mr. Singer delivered a letter to Ms. Hunt responding to her email of earlier that day. In his letter, Mr. Singer noted that Ms. Hunt’s email made no mention of JDS1’s earlier request for the Company to extend the deadline by which stockholders must submit to the Company advance notices of director nominations and other proposed business intended to be brought before the Annual Meeting. Mr. Singer communicated to Ms. Hunt that JDS1 believed that, rather than trying to reach amicable resolution, the Company was trying to “run the clock” on JDS1, noting that the Company has been in possession of the resumes and contact information for all three of the Nominees for three months and that the Board’s recent indication that it now needed to conduct background checks and interviews of the Nominees, which, according to Ms. Hunt, cannot be completed until two days before the Company’s advance notice deadline was extremely concerning and highly suspect. Mr. Singer noted that this suggested a lack of urgency on the Board’s part to meaningfully address its composition issues and JDS1’s concerns with the precipitous decline in the Company’s valuation. Mr. Singer advised Ms. Hunt that, given the current state of play, JDS1 was moving full steam ahead with its plans for a proxy contest and had authorized its legal and other advisors to move expeditiously to prepare the necessary documents. Mr. Singer then noted that, given that the advance notice deadline of March 11, 2022 was quickly approaching, to the extent that the Company wanted JDS1 to believe that the Company was serious about pursuing an amicable resolution, the Company needed to extend the advance notice deadline. JDS1 urged the Company, as a sign of good faith, to publicly announce the extension of the advance notice deadline until at least March 25, 2022. Mr. Singer also informed Ms. Hunt that JDS1 was also readying a stockholder inspection demand for various books and records of the Company and hoped to send that to the Company shortly.

•	On March 1, 2022, a representative of the Company began contacting each of the Nominees to schedule interviews with members of the Board.

•	Also on March 1, 2022, Ms. Hunt emailed Mr. Singer noting that the Company was working towards a resolution and that the Company’s counsel was preparing a draft cooperation agreement. Ms. Hunt asked for Mr. Singer to indicate which JDS1 counsel should be sent the draft cooperation agreement.

•	Also on March 1, 2022, Mr. Singer replied to Ms. Hunt’s email of earlier that day and identified the counsel that would be representing JDS1 in the matter, but noted that JDS1 was not prepared to have its counsel spend time or resources on reviewing a draft cooperation agreement until the Company announced that it was extending the deadline by which stockholders must submit to the Company advance notices of director nominations and other proposed business intended to be brought before the Annual Meeting.

•	Also on March 1, 2022, JDS1’s counsel had a telephone call with the Company’s counsel. During the course of this call, the Company’s counsel indicated that it was working on a draft cooperation agreement, but the Company’s counsel did not commit as to when such an agreement would be shared with JDS1 or JDS1’s counsel. JDS1’s counsel also asked about the Company’s willingness to extend the advance notice deadline. The Company’s counsel indicated that, while the Company would consider an extension of the advance notice deadline if the parties were unable to negotiate a mutually acceptable cooperation agreement by the following week, at the present, the Company did not believe an extension of the advance notice deadline was called for.

•	On March 2, 2022, each of the Nominees informed Ms. Hunt that, given that the Company had refused JDS1’s numerous requests to take action that week to extend the deadline for stockholders to submit advance notices of nominations and other proposed business and that, accordingly, JDS1 is no longer pursuing settlement discussions with the Company, such Nominee was cancelling the upcoming interviews that were recently scheduled with members of the Board.

•	Also on March 2, 2022, Ms. Hunt emailed each of the Nominees. In her email, Ms. Hunt communicated to each Nominee that she was disappointed such Nominee had cancelled the scheduled interviews with members of the Board. Ms. Hunt noted that she had spoken with Mr. Julian Singer several times and had communicated the Company’s desire to reach an acceptable settlement before the advance notice deadline.

•	On March 3, 2022, JDS1’s counsel had a telephone call with the Company’s counsel during which the Company’s counsel asserted that the Company was working with the Board on extending the advance notice deadline for the Annual Meeting, but that such extension would not be approved (and, if approved, publicly disclosed) until the following week. At no point during this telephone call did the Company’s counsel indicate that the extension of the advance notice deadline was a “fait accompli,” only that the Company was working on it. Nor did the Company’s counsel disclose the length of the extension of the advance notice deadline that was being considered. Also, during this call, the Company’s counsel provided no update as to the status of the draft cooperation agreement.

•	Also on March 3, 2022, the Company’s counsel emailed JDS1’s counsel and JDS1 and noted as follows: “To confirm our conversation, Catalyst is taking steps to extend the advance notice deadline for the 2022 annual meeting of stockholders and we expect to be able to announce that publicly early next week.” As was the case with the earlier telephone call, the Company’s counsel did not disclose the length of the extension of the advance notice deadline that was being considered.

•	On March 4, 2022, JDS1 delivered an advance notice (the “Advance Notice”) to the Company, in accordance with the Company’s Amended and Restated Bylaws (the “Bylaws”), nominating the Nominees for election to the Board as Class I directors at the Annual Meeting and notifying the Company of JDS1’s intent to present the JDS1 Declassification Proposal at the Annual Meeting.

•	Also, on March 4, 2022, each of the Nominees delivered to the Company, in accordance with the Bylaws, an executed questionnaire with respect to his or her background and qualifications to serve as a nominee for election to the Board at the Annual Meeting, and an executed representation and agreement, in each case, in the forms previously provided to each such Nominee by the Company or its counsel.

•	On March 7, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D disclosing that JDS1 had delivered the Advance Notice to the Company.

•	Also, on March 7, 2022, JDS1’s counsel had a telephone call with the Company’s counsel. During the course of that call, the Company’s counsel acknowledged the receipt of the Advance Notice and inquired whether JDS1 was still interested in a settlement that would avoid a proxy contest at the Annual Meeting. JDS1’s counsel responded that it believed that JDS1 remained interested in an amicable resolution and would circle back with JDS1 to relay the conversation.

•	On March 10, 2022, JDS1 sent a letter to the Company to the attention of Ms. Hunt. In its letter, JDS1 noted how disappointed it was that, following a good faith effort by JDS1 to constructively engage with the Company over the preceding months, the parties were unable to reach a resolution that would have allowed JDS1 to avoid delivering the Advance Notice to the Company. JDS1 noted that, given the numerous “hoops” it had been forced to “jump through” to preserve its shareholder rights and the related expenses that it had been forced to incur, the cooperation agreement terms that it had discussed with the Company a few weeks earlier were no longer amenable to JDS1. While JDS1 indicated that recent events had caused it to view any further discussions with the Board with a high amount of skepticism and mistrust and believed that a proxy contest at the Annual Meeting was likely the only viable path to have the Board meaningfully refreshed, it listed the following terms upon which it would be prepared to discuss a possible cooperation agreement with the Company: (i) two current Class I directors (other than Dr. Geoffrey Ling) would immediately resign, creating two vacant Class 1 directorships; (ii) the Company would immediately appoint to the Board two of the three Nominees, with such two to be determined by JDS1, as Class 1 Directors (each, a “New JDS1 Director”); (iii) JDS1 would have the right to replace a New JDS1 Director with other persons reasonably acceptable to the Board in the event that either of the New JDS1 Directors resigns from the Board for any reason or becomes unable to continue as a member of the Board; (iv) each of the New JDS1 Directors would be provided with the same indemnification, insurance, and other benefits provided to all other non-employee members of the Board; (v) each of the Board Committees and Subcommittees, whether standing or special committees, would be reconstituted such that each Board Committee and Subcommittee would have at least one (1) New JDS1 Director, and at least one (1) New JDS1 Directors would be appointed to any Board Committee or Subcommittee that is formed at any time during the Standstill Period (as defined below), including, but not limited to, any Committee or Subcommittee charged with overseeing a review of strategic alternatives; (vi) the Board would agree to nominate the New JDS1 Directors for re-election as Class 1 Directors at the Annual Meeting, recommend that shareholders vote for their election, and use its best efforts to support their election in the same manner used for any of the Board’s other director nominees; (vii) the Company would agree that, while the two New JDS1 Directors (or their replacements) are on the Board, the size of the Board would not be increased beyond eight members without the unanimous approval of the Board; (ix) the Board would present and recommend to stockholders at the Annual Meeting the approval of a binding proposal to declassify the Board in the most expeditious manner possible (but not in a manner that would affect the unexpired terms of the previously elected directors) so that all directors are elected on an annual basis commencing at the next annual meeting after the Annual Meeting; (x) until the certification of the stockholder vote at the Company’s 2023 Annual Meeting, the Company shall not take any action to amend its Bylaws that would impede or encumber, in any manner, the ability of JDS1 or any other stockholder to either (A) propose nominations or other business for consideration by stockholders, or conduct a contested director election, at a stockholders’ meeting, or (B) remove and/or replace directors; (xi) the Company would agree that, within three (3) business days following the execution of the cooperation agreement, it would reimburse JDS1 for all of its out-of-pocket fees and expenses, including, but not limited to, all advisor fees and expenses (e.g., law firms, proxy solicitor, etc.) incurred with respect to JDS1’s engagement with the Company, including, but not limited to, the preparation and filing of JDS1’s Schedule 13D and the amendments thereto, the preparation and filing of JDS1’s DFAN14A’s, the completion of director nominee questionnaires, the preparation and submission of JDS1’s advance notice of nominations and other proposed business, and the negotiation of a cooperation agreement; (xii) JDS1 would agree to a standstill that would continue until the date that is thirty (30) days prior to the expiration of the period during which the Company’s stockholders are entitled to deliver advance notices of director nominations for the Company’s 2023 Annual Meeting of Stockholders; provided that such standstill period shall end earlier if the Company breaches in any material respect the cooperation agreement or the Common Stock is no longer listed on Nasdaq; and (xiii) JDS1 and the Company would agree upon a press release to be issued announcing the cooperation agreement, the form of which would be included as an exhibit to the cooperation agreement.

•	On March 15, 2022, JDS1, acting pursuant to Section 220 of the Delaware General Corporation Law, as amended (the “DGCL”), delivered a letter to the Company demanding the right to inspect certain books, records, and documents of the Company and to make and/or receive copies or extracts therefrom (the “JDS1 Inspection Demand”). The books, records, and documents that JDS1 was seeking to inspect pursuant to the JDS1 Inspection Demand related, in large part, to the record and beneficial ownership of the Common Stock.

•	On March 16, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D disclosing that JDS1 had delivered to the Company the JDS1 Inspection Demand.

•	On March 18, 2022, JDS1 received a letter from Ms. Hunt. In her letter, Ms. Hunt indicated that the Company continued to believe that a cooperation agreement was in the best interests of the Company and its stockholders. Ms. Hunt then outlined terms for a possible cooperation agreement. Such terms included the following: (i) the Company would nominate two individuals recommended by JDS1 as new nominees to the Board in the Company’s proxy statement for the Annual Meeting to serve as Class I directors with terms to expire at the annual meeting in 2025; (ii) so long as JDS1 and its affiliates continues to own at least 5% of the Company’s outstanding shares of Common Stock, JDS1 would have the right to replace one of the new directors with another person reasonably acceptable to the Board in the event that such nominee resigns from the Board for any reason or becomes unable to continue as a member of the Board; (iii) each of the new directors would be provided with the same indemnification, insurance, and other benefits provided to all other non-employee members of the Board; (iv) the cooperation agreement would include a standstill until the date that is thirty (30) days prior to the expiration of the period during which the Company’s stockholders are entitled to deliver advance notices of director nominations for the Company’s 2023 Annual Meeting of Stockholders; provided that such standstill period shall end earlier if the Company breaches in any material respect the cooperation agreement or the Company’s common stock is no longer listed on Nasdaq; and (v) JDS1 and the Company would agree upon a press release to be issued announcing the cooperation agreement, the form of which would be included as an exhibit to the cooperation agreement.

•	On March 22, 2022, the Company’s counsel emailed JDS1’s counsel responding to the JDS1 Inspection Demand. In its response, the Company’s counsel acknowledged its understanding that the JDS1 Inspection Demand was being made for proper business purposes and sought confirmation that the stated purposes remained the purposes of the JDS1 Inspection Demand. The Company’s counsel indicated that further correspondence addressing any particular categories of documents to which it objected would follow by the end of the week, meaning March 25, 2022, and that a rolling production would begin the following week, meaning the week of March 28, 2022. The Company’s counsel attached a form of confidentiality agreement for JDS1’s counsel to review and comment on.

•	On March 29, 2022, JDS1’s counsel sent a letter to the Company’s counsel. In its letter, JDS1’s counsel confirmed that the stated purpose of the JDS1 Inspection Demand was the purpose stated therein. JDS1’s counsel that discussed the confidentiality agreement that was requested by the Company’s counsel and provided a clean and red-lined copy of the proposed confidentiality agreement. Finally, JDS1’s counsel noted that the Company’s counsel had not sent its correspondence, as promised by March 25, 2022, regarding any particular requests in the JDS1 Inspection Demand to which the Company might object.

•	On March 30, 2022, Mr. Singer sent a letter to Ms. Hunt responding to her letter of March 18, 2022. In his letter, Mr. Singer noted that Ms. Hunt had proposed an alternative settlement framework that failed to include many of the key terms that were included in the proposed settlement framework that Mr. Singer had outlined in his previous letter to Ms. Hunt of March 10, 2022, including, without limitation, (i) committee memberships for each of JDS1’s nominees, (ii) reimbursement of JDS1 for the expenses it had incurred in connection with the Annual Meeting, (iii) a limitation on the size of the board, and (iv) a commitment to take the necessary steps to declassify the Board. Mr. Singer also noted that the alternative framework proposed by Ms. Hunt did not contemplate adding any of JDS1’s nominees to the Board prior to the Annual Meeting. Mr. Singer reminded Ms. Hunt that, as JDS1 had previously communicated to the Company, given the huge amount of value destruction that had been inflicted on the Company’s stockholders over the past year, JDS1 strongly believed that the Board needed to be meaningfully refreshed at the earliest possible time. Mr. Singer concluded that, in JDS1’s view, it was now abundantly clear that a costly proxy contest may be unavoidable and that it should move forward with next steps, including preparing a proxy statement for the Annual Meeting.

•	On March 31, 2022, the Company issued a press release to report its fourth quarter and year-end 2021 operating and financial results. In its press release, the Company disclosed that its net loss for the year ended December 31, 2021 was $87.9 million, compared with $56.2 million for the year ended December 31, 2020. The Company also disclosed that, primarily due to an increase in personnel-related costs and an increase in professional services, the Company’s general and administrative expenses for the year ended December 31, 2021 was $19.0 million, up from $16.2 million for the year ended December 31, 2020.

•	Also on March 31, 2022, the Company filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2021. In its Form 10-K, the Company disclosed as a subsequent event, meaning subsequent to December 31, 2021, that it had entered into a financial advisor agreement with Raymond James & Associates, Inc. (“Raymond James”) to help the Company evaluate the possible sale or merger of the Company with various third parties. The Company also disclosed that Raymond James will be paid an advisory fee of up to $1.0 million upon the effective sale or merger of the Company.

•	On April 15, 2022, JDS1’s counsel emailed the Company’s counsel. In its email, JDS1’s counsel noted that it had heard nothing further from the Company with regards to the JDS1 Inspection Demand since March 22, 2022, including no response to the March 29, 2022 correspondence that JDS1’s counsel had sent to the Company’s counsel. JDS1’s counsel inquired as to whether and when the Company would produce the documents sought in the JDS1 Inspection Demand. JDS1’s counsel indicated that JDS1 could not tolerate further delay and, unless the Company agreed to produce the requested documents promptly, JDS1 would file suit to enforce the JDS1 Inspection Demand and would ask the Delaware Chancery Court to shift fees incurred in connection with that action.

•	On April 19, 2022, for the first time in four weeks, the Company’s counsel communicated with JDS1’s counsel with regards to the JDS1 Inspection Demand. In its email, the Company’s counsel, without providing any explanation for its “radio silence” over the previous four weeks with regards to the JDS1 Inspection Demand and without making any firm commitment as to when any documents responsive to the JDS1 Inspection Demand would be provided to JDS1, indicated that it was working with the Company’s transfer agent to provide the stockholder list.

•	On April 20, 2022, the Company’s counsel emailed JDS1’s counsel to indicate that the form of confidentiality agreement that JDS1’s counsel had provided to the Company’s counsel three weeks earlier, on March 29, 2022, was acceptable to the Company (the “Demand Confidentiality Agreement”). In its email, the Company’s counsel, again, provided no firm commitment as to whether and when any documents responsive to the JDS1 Inspection Demand would be provided to JDS1.

•	Also on April 20, 2022, JDS1 filed a complaint, together with a motion for expedited proceedings, against the Company in the Delaware Court of Chancery seeking to compel the Company to produce documents responsive to the JDS1 Inspection Demand and requesting that the Delaware Court of Chancery order the Company to pay reasonable attorneys’ fees and expenses incurred in connection with the JDS1 Inspection Demand and the related litigation. In the documents submitted to the Delaware Court of Chancery in connection with such litigation and separately emailed to the Company’s counsel, JDS1 expressly indicated its understanding that the Annual Meeting was scheduled for June 8, 2022 and the associated record date was set as April 19, 2022.

•	Also on April 20, 2022, JDS1’s counsel responded to the email it had received from the Company’s counsel on April 19, 2022. In its response, JDS1 noted as follows: “Although we appreciate the email, Catalyst let four weeks elapse since its last communication to JDS and sent its email only after JDS announced its intention to file suit. This is only the latest in a series of vague “eleventh-hour” reassurances from Catalyst that appear intended to further delay, rather than resolve, the matter at hand. JDS made the inspection demand over a month ago. At this point, it appears that JDS will only be able to obtain the documents it requested within an appropriate timeframe through the intervention of the Delaware Court of Chancery, and so has filed an inspection action. Attached are courtesy copies of the Verified Complaint and accompanying documents.”

•	Also on April 20, 2022, the Company’s counsel emailed JDS1’s counsel and expressed its disappointment that JDS1 had filed suit in the Delaware Court of Chancery to enforce the JDS1 Inspection Demand. In its email, the Company’s counsel indicated, for the first time, that if JDS1 sends over a signed copy of the Demand Confidentiality Agreement, the Company would begin producing the requested information.

•	Also on April 20, 2022, JDS1 delivered a letter to the Company, in accordance with the Bylaws’ requirements that the Advance Notice be updated as of the record date for the Annual Meeting, updating the Advance Notice with information current as of April 19, 2022, which is the record date that JDS1 understood had been reported by the Company to Broadridge Financial Solutions, Inc. (“Broadridge”). The record date supplement expressly indicated that that information was being provided to the Company in connection with JDS1’s understanding that the record date for the Annual Meeting was fixed as April 19, 2022. When JDS1 emailed a copy of this letter to the Company, JDS1 also emailed copies to the Company’s Chief Executive Officer, the Company’s Interim Chief Financial Officer, the Board’s Nominating and Governance Committee Chair, and the Company’s counsel. Upon receipt of such record date supplement, none of such recipients challenged JDS1’s understanding that the record date for the Annual Meeting was April 19, 2022.

•	On April 21, 2022, JDS1’s counsel responded to the email from the Company’s counsel of April 20, 2022 and provided a copy of the Demand Confidentiality Agreement executed by JDS1. JDS1’s counsel requested that the Company execute the Demand Confidentiality Agreement and make the litigation filed to enforce the JDS1 Inspection Demand unnecessary by moving expeditiously to produce the documents requested pursuant to the JDS1 Inspection Demand.

•	Also on April 21, 2022, the Company’s counsel provided JDS1’s counsel with a copy of the Demand Confidentiality Agreement executed by the Company and, while providing no firm commitment as to what documents would be provided by the Company and the timing thereof, asserted that the Company was working with the transfer agent to make available the stockholder list and related documents as soon as possible.

•	Also on April 21, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D disclosing that JDS1 had filed a complaint against the Company in the Delaware Court of Chancery seeking to compel the Company to produce the documents responsive to the JDS1 Inspection Demand.

•	Also, on April 21, 2022, in the latter part of the evening, the Company’s counsel emailed JDS1’s counsel and provided two documents in response to the JDS1 Inspection Demand. One of these documents provided information as of April 12, 2021, and, accordingly, was more than a year out of date.

•	On April 25, 2022, JDS1’s counsel sent a letter to the Delaware Court of Chancery to request a prompt hearing on JDS1’s Motion for Expedited Proceedings in connection with JDS1’s suit against the Company to enforce the JDS1 Inspection Demand.

•	Also on April 25, 2022, JDS1’s counsel emailed the Company’s counsel, inquired why the Company’s counsel had provided information that, being as of April 12, 2021, was a year old, noted that the JDS1 Inspection Demand requested additional documents beyond what had been produced so far, and inquired as to when the other documents requested would be produced.

•	Also on April 25, 2022, the Company’s counsel responded to the email from JDS1’s counsel, noted that the April 12, 2021 document had been produced in error, provided one additional document as an attachment, and provided a web link to an outdated and inoperative version of the Bylaws.

•	Also on April 25, 2022, JDS1’s counsel responded to the email from the Company’s counsel and, noting JDS1’s concerns that the Company’s counsel had provided a link to an outdated version of the Bylaws, requested that the Company’s counsel confirm with its client which version of the Bylaws are the Bylaws currently in effect.

•	On April 26, 2022, the Company’s counsel emailed JDS1’s counsel and confirmed that the version of the Bylaws that JDS1’s counsel had identified was, in fact, the currently effective Bylaws, not the version of the Bylaws that was earlier referenced by the Company’s counsel. The Company’s counsel also asserted the Company’s position that it had produced all documents, in its possession or its transfer agent’s possession, that are responsive to the JDS1 Inspection Demand.

•	On April 27, 2022, the Delaware Court of Chancery notified JDS1 that it had scheduled, for May 6, 2022, a hearing on JDS1’s Motion for Expedited Proceedings in connection with JDS1’s suit against the Company to enforce the JDS1 Inspection Demand.

•	Also on April 27, 2022, JDS1’s counsel emailed the Company’s counsel and sought more clarity for the Company’s position that it had produced all documents, in its possession or its transfer agent’s possession, which are responsive to the JDS1 Inspection Demand.

•	Also on April 27, 2022, at the suggestion of the Company’s counsel, JDS1’s counsel and the Company’s counsel agreed to meet and confer by telephone on April 28, 2022 and discuss further their respective positions regarding the JDS1 Inspection Demand.

•	On April 28, 2022, the Company’s counsel emailed JDS1’s counsel and cancelled the telephonic conference that had been scheduled and indicated that, rather than conferring by telephone, the Company’s counsel would instead send JDS1’s counsel a category-by-category response to the items in the JDS1 Inspection demand later that day or the following day.

•	Also on April 28, 2022, JDS1 filed with the SEC the preliminary form of this Proxy Statement based on the understanding that the Company had scheduled the Annual Meeting for June 8, 2022 and had fixed the associated record date as April 19, 2022. According to information JDS1’s proxy solicitor received from Broadridge and confirmed against Broadridge’s records numerous times prior to April 28, 2022, JDS1 understood that the Company had provided Broadridge with such record and annual meeting dates.

•	Also on April 28, 2022, less than two hours after JDS1 had filed with the SEC the preliminary form of this Proxy Statement, the Company’s counsel emailed a letter to JDS1’s counsel in connection with the JDS1 Inspection Demand and the related litigation brought by JDS1 in Delaware Chancery Court. In this letter, the Company represented to JDS1 that the date of the Annual Meeting and the associated record date had not been set. At no point, prior to the filing of the preliminary form of this Proxy Statement on April 28, 2022, did the Company, its management, any member of the Board, or the Company’s counsel question JDS1’s understanding that the Annual Meeting was scheduled for June 8, 2022 or that the associated record date was fixed as April 19, 2022. In its April 28 letter, the Company also (i) represented it had produced all documents in its possession, custody, or control responsive to JDS1’s inspection requests as of that date, and (ii) committed to promptly produce certain additional documents to JDS1, including, but not limited to, an updated stockholder list as of the record date for the Annual Meeting.

•	On April 29, 2022, JDS1’s counsel emailed the Company’s counsel questioning how it was that the date of the Annual Meeting and the and associated record date had not been set when it was JDS1’s understanding that the Company had previously notified Broadridge that the Annual Meeting was scheduled for June 8, 2022 and that the associated record date was fixed as April 19, 2022.

•	Also on April 29, 2022, JDS1’s counsel emailed the Company’s counsel a proposed stipulation (the “Stipulation Vacating Schedule”) to remove from the Delaware Chancery Court’s calendar its hearing on JDS1’s Motion for Expedited Proceedings that had been scheduled for May 6, 2022 and to vacate the related schedule for submissions related to that Motion for Expedited Proceedings that the Delaware Chancery Court had imposed on the Company and JDS1.

•	On April 30, 2022, the Company’s counsel responded to the email from JDS1’s counsel and asserted that the Company had never provided any definitive meeting or record dates to Broadridge in connection with the Annual Meeting and represented again that the Company had never set a record or meeting date for the Annual Meeting.

•	On May 1, 2022, JDS1’s counsel asked the Company’s counsel to confirm, in connection with the Company’s representation that the date of the Annual Meeting and the associated record date had not been set, that the record date for the Annual Meeting would not be a date prior to the date the Stipulation Vacating Schedule is filed with the Delaware Chancery Court.

•	Also on May 1, 2022, the Company’s counsel responded to JDS1’s counsel and confirmed that the record date for the Annual Meeting would not be a date prior to the date that the Stipulation Vacating Schedule is filed with the Delaware Chancery Court.

•	On May 2, 2022, taking into consideration that the Company had produced certain records to JDS1 on April 21, 2022 and April 25, 2022 and, by letter dated April 28, 2022, the Company had (i) represented it had produced all documents in its possession, custody, or control responsive to JDS1’s requests as of that date, (ii) committed to promptly produce certain additional documents to JDS1, including, but not limited to, an updated stockholder list as of the record date for the Annual Meeting, and (iii) represented that the date of the Annual Meeting and the associated record date had not been set, JDS1 and the Company executed the Stipulation Vacating Schedule and agreed thereby to remove from the Delaware Chancery Court’s calendar its hearing on JDS1’s Motion for Expedited Proceedings that had been scheduled for May 6, 2022 and to vacate the related schedule for submissions related to that Motion for Expedited Proceedings that the Court had imposed on the Company and JDS1.

•	Also on May 2, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D disclosing that JDS1 had filed with the SEC its preliminary form of this Proxy Statement on April 28, 2022 and that JDS1 had agreed to the Stipulation Vacating Schedule.

•	On May 9, 2022, JDS1 filed with the SEC Amendment No. 1 to the preliminary form of this Proxy Statement.

•	Also on May 9, 2022, the Company filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022. In its Form 10-Q, the Company disclosed that it had reduced its workforce such that it had only five remaining full-time employees, down from 45 full-time employees as of December 31, 2021.

•	On May 23, 2022, the Company filed with the SEC a Current Report on Form 8-K disclosing that, on May 19, 2022, it had entered into and closed on an Asset Purchase Agreement (the “Purchase Agreement”) with Vertex Pharmaceuticals Incorporated (the “Purchaser”), pursuant to which the Purchaser acquired the Company’s complement portfolio, including CB 2782-PEG and CB 4332, as well as its complement-related intellectual property for $60 million in cash (the “Transaction”), with $5 million retained by the Purchaser as a hold-back until one year after the closing to satisfy certain post-closing indemnification obligations.

•	On May 24, 2022, the Company filed an amended Current Report on Form 8-K that included as an exhibit thereto a pro forma balance sheet of the Company as of March 31, 2022. In such pro forma balance sheet, the Company disclosed a cash and cash equivalents balance of approximately $87 million, after giving effect to the net cash proceeds the Company received from the Transaction.

•	On May 25, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D expressing their concern that the Company had not disclosed what it plans to do with the approximately $87 million in cash and cash equivalents, after giving effect to the net proceeds received from the Transaction, as noted on the Company’s pro forma balance sheet, included as Exhibit 99.2 to the Current Report on Form 8-K/A that the Company filed with the SEC on May 24, 2022. In their Schedule 13D Amendment, JDS1 and the other reporting persons noted that they believed that most of the Company’s cash and cash equivalents should be distributed to the Company’s stockholders in as expeditious a manner as possible and that they remained concerned with the possibility that the Company may have other plans for the use of such funds. JDS1 and the other reporting persons further noted that, unless the Company moves quickly to publicly commit to an expeditious distribution of the cash and cash equivalents on its pro forma balance sheet to the Company’s stockholders, save for whatever it needs to retain to provide for contingent liabilities and administrative expenses, JDS1’s plans for its proxy contest at the Annual Meeting would remain unchanged. JDS1 and the other reporting persons also called upon the Company to schedule, and publicly announce a date, time, and place for, the Annual Meeting and fix the associated record date therefor.

•	On June 9, 2022, the Company publicly disclosed that the Annual Meeting would be held on August 15, 2022 and that the associated record date for the Annual Meeting had been set as the close of business on July 15, 2022. The Company did not provide any other details regarding the Annual Meeting, such as time or place, and indicated that other details regarding the Annual Meeting would be specified in the Company’s proxy statement related to the Annual Meeting.

•	Also on June 9, 2022, the Company publicly disclosed that it had regained compliance with Nasdaq’s minimum bid price requirement.

•	On June 15, 2022, JDS1 filed a complaint, together with a motion for expedited proceedings, in the Delaware Court of Chancery against the Company and all of the incumbent members of the Board (collectively, the “Director Defendants”) seeking declaratory, injunctive, and equitable relief and damages under Section 271 of the DGCL and Delaware fiduciary duty law (the “JDS1 Section 271 Complaint”). The JDS1 Section 271 Complaint alleges, among other things, that the Company violated Section 271 of the DGCL when on May 19, 2022, the Company, without seeking any vote of the Company’s stockholders, entered into, and closed on, the Purchase Agreement. JDS1’s complaint also alleges that the Director Defendants breached their fiduciary duties by, among other ways, knowingly failing to obtain a stockholder vote, as required by Section 271 of the DGCL, for the Transaction which JDS1 contends constituted a sale of substantially all of the assets of the Company.

•	On June 16, 2022, JDS1 delivered to the Company an update to the notice of nominations and other proposed business that it previously delivered to the Company on March 4, 2022 nominating the Nominees for election to the Board as Class I directors at the Annual Meeting and notifying the Company of JDS1’s intent to present the JDS1 Declassification Proposal.

•	Also on June 16, 2022, each of the Nominees delivered to the Company an updated executed questionnaire with respect to his or her background and qualifications to serve as a nominee for election to the Board at the Annual Meeting, and an executed representation and agreement, in each case, in the forms previously provided to each such Nominee by the Company or its counsel.

•	Also on June 16, 2022, the Company’s Investor Relations Manager emailed Mr. Singer and acknowledged the Company’s receipt of JDS1’s update to its notice of nominations and other proposed business.

•	On June 17, 2022, JDS1, Mr. Singer, CIDM II, CCUR, Mr. Oros, and the Nominees filed an amendment to their Schedule 13D disclosing that, on June 15, 2022, JDS1 had filed the JDS1 Section 271 Complaint in the Delaware Court of Chancery against the Company and the Director Defendants, and that, on June 16, 2022, JDS1 had delivered to the Company an update to its notice of nominations and other proposed business.

•	Also on June 17, 2022, Ms. Hunt of the Board’s Governance and Nominating Committee emailed Mr. Singer and acknowledged the Company’s receipt of JDS1’s update to its notice of nominations and other proposed business.

•	On June 27, 2022, the Company, in apparent response to the JDS1 Section 271 Complaint and JDS1’s then-pending motion for expedited proceedings and the Delaware Chancery Court hearing thereon scheduled for July 1, 2022, publicly disclosed the Purchase Agreement it had entered into with Vertex, more than a month earlier on May 19, 2022.

•	Also on June 27, 2022, the Company, in apparent response to the JDS1 Section 271 Complaint and JDS1’s then-pending motion for expedited proceedings and the Delaware Chancery Court hearing thereon scheduled for July 1, 2022, publicly disclosed various information regarding events leading up to the Company’s sale of assets to Vertex on May 19, 2022.

•	On June 29, 2022, the Company issued a press release announcing a plan to distribute cash to stockholders through one or more distributions. While the Company indicated in its press release that the total amount of cash to be distributed to stockholders could be as much as $65 million, the Company’s qualified its intention to distribute any cash to stockholders as being subject to various factors and did not commit to any specific or minimum cash distribution amount or a set time by which it would make any cash distributions. The Company’s press release also referenced JDS1 and its pending proxy contest and stockholder litigation pending against the Company and the Board in Delaware Chancery Court and implied that it would not make any cash distributions unless JDS1 withdrew its proxy contest and terminated its ongoing Delaware Chancery Court litigation against the Company and the Board.

•	On July 1, 2022, the Delaware Chancery Court held a hearing on JDS1’s motion for expedited proceedings in connection with the JDS1 Section 271 Complaint. Following the hearing, the Delaware Chancery Court denied JDS1’s motion for expedited proceedings. JDS1 believes that the denial of its motion for expedited proceedings in this matter was partly due to the success JDS1 already had, as a result of its litigation, in causing the Company to publicly disclose, and finally make available to stockholders, the Purchase Agreement together with a discussion of some of the related transactional background and negotiations. At the hearing, the Delaware Chancery Court did not rule on the merits of the JDS1 Section 271 Complaint and its ruling was limited to JDS1’s request for expedited proceedings.

•	On July 8, 2022, the Company filed its preliminary proxy statement with the SEC, indicating therein that the Company may no longer be committed to holding the Annual Meeting on August 15, 2022.

•	Also on July 8, 2022, the Company’s counsel sent JDS1’counsel a demand for JDS1’s nominees to provide additional information. While JDS1 first submitted its advance notice of nominations and other proposed business to the Company on March 4, 2022, and updated it a number of times thereafter, this was the first time that the Company or its counsel ever demanded or requested any additional information relating to JDS1’s nominees.

•	On July 14, 2022, JDS1 filed with the SEC Amendment No. 2 to the preliminary form of this Proxy Statement.

•	On July 15, 2022, JDS1’s advisors held telephonic discussions with the Company’s advisors to discuss a potential settlement framework, but the discussions did not result in any consensus being reached on a possible settlement framework.

•	On July 18, 2022, JDS1 filed with the SEC Amendment No. 3 to the preliminary form of this Proxy Statement.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT MEANINGFUL CHANGE TO THE BOARD IS URGENTLY NEEDED

While the classified structure of the Board limits our ability to drive the meaningful change we believe is urgently needed, we hope to drive this change forward by replacing three incumbent members of the Board, including the Board’s current Chairman, Augustine Lawlor, who has served on the Board since February 2006 and has served as Chairman since February 2018. We believe that the Nominees will bring a sense of urgency, together with fresh insights and perspectives, to finding a path forward to reverse the huge destruction of value that has occurred over the past year (a decline of approximately 59% in the closing price of the Common Stock over the past 12 months as of the date of this Proxy Statement) on the watch of the incumbent Board. The huge destruction of value that the Company’s stockholders have suffered over the past year also indicates to us the need for the Board to be made more accountable to the Company’s stockholders. Accordingly, we plan to vote in favor of, the Company’s proposal to declassify the Board which we believe was only proposed by the Company in its proxy statement in response to our proxy contest and previously announced plans to bring before the Annual Meeting the JDS1 Declassification Proposal.

Through the election of the Nominees to the Board at the Annual Meeting, we are seeking to accomplish the following for the benefit of all stockholders:

•	Replace three incumbent members of the Board, including the Board’s Chairman, Augustine Lawlor, who has served on the Board since February 2006, and as Chairman since February 2018;

•	Unlock stockholder value by, among other things, causing the Company to distribute to stockholders most of its available cash and cash equivalents, save for whatever the Company needs to retain to provide for contingent liabilities and administrative expenses.

•	Reform the Company’s corporate governance practices in a manner that makes the Board and management more accountable to stockholders. Among other corporate governance enhancements, we would like to see a refreshed Board adopt majority voting in the election of directors at uncontested meetings of stockholders which would end the current practice of guaranteeing the election of the candidates nominated by the Board in uncontested elections regardless of how much dissatisfaction is registered with a candidate by withhold votes, eliminate supermajority provisions in the Bylaws that impede the ability of stockholders to remove directors, and provide stockholders with the right to call special meetings so that stockholders have the ability to take action between annual meetings.

If elected, the Nominees will be three (3) directors on a Board with eight (8) directors and, accordingly, will represent a minority of the members of the Board. As such, it is not guaranteed that the Nominees, if elected, will be able to implement any of the above actions or any other actions that they may believe are necessary to enhance stockholder value.

UNDER THE WATCH OF THE INCUMBENT BOARD, THE COMPANY HAS EXPERIENCED TREMENDOUS VALUE DESTRUCTION

Under the watch of the incumbent Board, the Company has experienced a precipitous decline in the per share price of the Common Stock. As of the close of business on July 18, 2022, the most recent practicable date prior to the filing of this Proxy Statement, the Common Stock closed at a price of $1.77 per share, which represents an approximately 59% decline from the Common Stock’s closing price of $4.29 per share a year ago on July 14, 2021.

We believe that the Company’s stockholders have suffered enough value destruction under the leadership of the incumbent Board and meaningful change to the Board is urgently needed to reverse this value destruction and unlock stockholder value.

WE BELIEVE THAT, TO UNLOCK STOCKHOLDER VALUE, THE COMPANY SHOULD COMMIT TO DISTRIBUTE MOST OF ITS AVAILABLE CASH TO STOCKHOLDERS

We believe the Board should take action to commit to a definitive timetable to distribute its currently available cash, as well as cash that it expects to receive in the future from asset sales and the holdback amount it eventually receives from Vertex, in one or more distributions and publicly disclose to all stockholders how it plans to use any cash that it does not believe is available for distribution to stockholders.

According to the Company’s pro forma balance sheet, included as Exhibit 99.2 to the Current Report on Form 8-K/A that the Company filed with the SEC on May 24, 2022, on a pro forma basis, the Company has as of March 31, 2022, approximately $87 million in cash and cash equivalents, after giving effect to the $53 million in net cash proceeds the Company received from the sale of its complement portfolio on May 19, 2022. We recognize that the total pro forma amount of cash that the Company disclosed as having as of March 31, 2022 may not all be currently available for distribution to stockholders since the Company has incurred liabilities, obligations, and expenses since March 31, 2022, including, we believe, to fight us in this proxy contest and prevent our Nominees from being elected at the Annual Meeting. However, we are concerned that the Company has, to date, made no firm commitment to distribute any sum certain amount of cash within any fixed timetable. Nor has the Company publicly committed not to use its available cash to pursue or engage in any strategic, investment, M&A, and/or financing opportunities and to only use its available cash for activities related to ordinary course of business activities, paying off its current liabilities, and winding up and liquidating the Company.

We call upon the Company to be more transparent with its stockholders and disclose (i) how much cash it currently has on its balance sheet, rather than wait until the Company’s Quarterly Report on Form 10-Q is filed with the SEC (which is not due to be filed until August 15, 2022), (ii) how its available cash is encumbered or restricted from being distributed to stockholders, (iii) how it determined, for its public announcement on June 29, 2022, that it can distribute only up to $65 million to stockholders, (iv) what the Company’s timetable is for distributing cash to stockholders, and (v) what the Company’s plans are for the cash that it does not plan to distribute to stockholders. We note that the Company’s announcement on June 29, 2022 did not provide a minimum amount for a cash distribution to stockholders, only a maximum amount. Accordingly, we are concerned by the Company’s apparent unwillingness to publicly commit to a minimum cash distribution amount to stockholders within a fixed period of time, even where such commitment is subject to various caveats and assumptions that, we believe, the Company should also publicly disclose. We also believe that stockholders would be comforted if the Company would commit publicly that it will not use of its available cash to pursue or engage in any strategic, investment, M&A, and/or financing opportunities and shall only use its available cash for activities related to ordinary course of business activities, paying off its current liabilities, and winding up and liquidating the Company. In addition, we call upon the Company to publicly disclose what steps it is taking to monetize the assets it did not sell to Vertex.

THE BOARD NEEDS TO BE MADE MORE ACCOUNTABLE TO STOCKHOLDERS

In the face of the tremendous value destruction that the Company’s stockholders have experienced over the past year (a decline of approximately 59% in the closing price of the Common Stock over the past 12 months as calculated as of the most recent practicable date prior to the filing of this Proxy Statement), we believe that the incumbent Board needs to be made more accountable to the Company’s stockholders. We also believe that the election of directors is the most powerful way that stockholders hold directors accountable. However, because the Board is classified and only one-third of the Board stands for re-election at each annual meeting, stockholders are generally prevented each year from holding accountable approximately two-thirds of the Board’s members.

Not only does the classified structure of the Board impede the ability of the Company’s stockholders to hold all members of the Board accountable on an annual basis, but also the classified nature of the Board creates the potential for a director to be moved from one class to another and, effectively, extend his or her term without stockholder approval. The Company’s proxy statement for the 2021 Annual Meeting disclosed that, effective immediately prior to the 2021 Annual Meeting, Dr. Usman, the Company’s President and Chief Executive Officer, was reassigned from Class III, the class that was up for re-election at the 2021 Annual Meeting, to Class II, the class that is not up for re-election until the Company’s 2023 Annual Meeting of Stockholders. As such, the Company’s stockholders were denied the opportunity to vote on whether Dr. Usman should be re-elected to another three-year term. In effect, Dr. Usman’s term was extended without any stockholder vote whatsoever. We question the role of the Board and the Board’s Governance and Nominating Committee in approving this reclassification of Dr. Usman and apparent extension of his term as a director without stockholder approval.

Even if the Company had not experienced such huge value destruction under the watch of the incumbent Board, it would be our view that the classification of the Board is not in the best interests of the Company and its stockholders because it reduces accountability and is an unnecessary anti-takeover device. However, at a time when there is a critical need to hold the incumbent Board accountable, we believe there is absolutely no justification for the classified structure of the Board.

We remain skeptical of the Board’s motivation in publicly disclosing in its preliminary proxy statement, filed on July 8, 2022, some four months after we disclosed our plans to present the JDS1 Declassification Proposal at the Annual Meeting, that it would be presenting a proposal to implement a phasing out of the Company’s classified board structure. We believe that either the Board finally agrees with us that the classified structure of the Board can no longer be justified, or it is proposing the charter amendment only in response to our proxy contest and our previously announced plans to present the JDS1 Declassification Proposal at the Annual Meeting.

WE BELIEVE THE COMPANY AND THE BOARD

HAVE BEEN MORE INTERESTED IN “GAMESMANSHIP” THAN IN WORKING CONSTRUCTIVELY WITH US TO AVOID A PROXY CONTEST

We have sought to constructively work in good faith with the Company and the Board to enhance stockholder value and help the Company address many of the critical issues it faces, including how to reverse the huge value destruction that has occurred on the watch of the incumbent Board. Prior to nominating the Nominees and submitting the JDS1 Declassification Proposal to the Company on March 4, 2022, we sought to constructively engage in private settlement discussions with the Board and its advisors to see if there was a path to achieving meaningful change to the Board without engaging in a public proxy contest. Looking at how events leading up to this proxy contest unfolded, we seriously question whether the Board had any intention of working constructively with us, one of the Company’s largest stockholders, to reach an amicable resolution. Rather, we believe the Company and the Board have been more interested in “gamesmanship” than in working constructively with us to avoid a proxy contest.

A prime example supporting our belief that the Company and the Board were more interested in “gamesmanship” than in constructively engaging with us to avoid a proxy contest was how it dealt with us during the period between when we first privately proposed the Company add the Nominees to the Board on December 2, 2021 and the submission of the Advance Notice on March 4, 2022. Since the time we first privately proposed the Nominees to the Company, we have seen the Company and the Board engage with us in a manner that we believe was more intended to “run the clock” on us than to reach an amicable resolution. On December 2, 2021, we provided the Company with resumes for each of the Nominees and indicated that we wanted to move theses candidates forward and come to an amicable resolution with the Company so the Company could focus on getting assets sold and putting cash on the balance sheet in a non-dilutive way. Months went by without any feedback on the Nominees or any request to interview them and learn more about how their considerable skills and experience, particularly with respect to capital markets and M&A, could help the Company unlock stockholder value and reverse the value destruction that had occurred under the watch of the incumbent Board.

On February 28, 2022, some three months after we first submitted to the Company the resumes of the Nominees, the Chair of the Board’s Governance and Nominating Committee informed JDS1 that the Board still needed to vet the Nominees and would not be able to get back to JDS1 regarding any of the Nominees until mid-day March 9, 2022, two days before the Company’s advance notice deadline for stockholder nominations and other business proposals. In such same communication, the Chair of the Board’s Governance and Nominating Committee informed JDS1 that the Company’s counsel was working on a draft cooperation agreement and was planning on soon providing it to the Company. JDS1 requested that the Company, as a sign of good faith, publicly announce the extension of the advance notice deadline until at least Friday, March 25, 2022. Contrary to the Company’s protestations that it was preparing to take action the following week to publicly announce the following week, the week of March 7, 2022, that it would extend the advance notice deadline, the Company never made a firm commitment to do so and failed to explain why it could not take action sooner so that JDS1 could avoid having to incur significant expenses in preparing the Advance Notice and submitting it, as JDS1 did, on March 4, 2022. We believe that one interpretation of the Company’s actions is that the Board lacks a sense of urgency to meaningfully address its composition and governance issues and, most importantly, JDS1’s concerns with the precipitous decline in the Company’s valuation. We also believe that another interpretation is that the Company was attempting to lull JDS1 into believing that an amicable resolution between JDS1 and the Company was imminent when the Company’s ultimate objective was to “run the clock” on JDS1 and cause JDS1 to be unable to submit the Advance Notice in accordance with the requirements of the Bylaws and prior to the deadline of March 11, 2022.

Another prime example supporting our belief that the Company and the Board were more interested in “gamesmanship” than in constructively engaging with us to avoid a proxy contest, is how the Company handled JDS1’s request for various stockholder records that are needed by JDS1 to communicate with, and solicit proxies from, the Company’s stockholders in connection with the Annual Meeting. On March 15, 2022, JDS1, acting pursuant to Section 220 of the DGCL, delivered the JDS1 Inspection Demand to the Company demanding the right to inspect certain books, records, and documents of the Company and to make and/or receive copies or extracts therefrom. The books, records, and documents that JDS1 was seeking to inspect pursuant to the JDS1 Inspection Demand related, in large part, to the record and beneficial ownership of the Common Stock and are records that all of the Company’s stockholders are entitled to request under the DGCL. On March 22, 2022, the Company’s counsel emailed JDS1’s counsel responding to the JDS1 Inspection Demand. In its response, the Company’s counsel acknowledged its understanding that the JDS1 Inspection Demand was being made for a proper purpose and sought confirmation that the stated purpose remained the purpose of the JDS1 Inspection Demand. The Company’s counsel indicated that further correspondence addressing any particular categories of documents to which it objected would follow by the end of the week, meaning March 25, 2022, and that a rolling production would begin the following week, meaning the week of March 28, 2022. The Company’s counsel attached a form of a non-disclosure agreement for JDS1’s counsel to review and comment on. From that point forward, even in the face of follow-up from JDS1’s counsel on March 29, 2022, weeks went by without any further communication from the Company to JDS1 with respect to the JDS1 Inspection Demand and the Company only resumed such communications after JDS1’s counsel contacted the Company’s counsel on April 15, 2022 and threatened litigation to enforce the JDS1 Inspection Demand. Even thereafter, it was not until JDS1 filed suit against the Company in Delaware Chancery Court on April 20, 2022 that the Company started producing a few documents responsive to the JDS1 Inspection Demand. Included in such initial and very limited production was one document that was a year-old and very much out of date and a web link to an outdated and an inoperative version of the Bylaws. Ultimately, between the time JDS1 first delivered the JDS1 Inspection Demand and the time when it first received any documents from the Company in response thereto, more than five weeks had elapsed. JDS1 believes that the Company, once again, hoped to “run the clock” on us and delay as much as possible our ability to gain access to the stockholder ownership records that we need to engage in this solicitation and drive meaningful change in the composition of the Board so that the Board, once refreshed with the three Nominees we have proposed, is in a much better position to unlock shareholder value and reverse the value destruction that has occurred over the past year.

When JDS1 filed the preliminary form of this Proxy Statement on April 28, 2022, it understood that the Company had scheduled the Annual Meeting for June 8, 2022 and had fixed the associated record date as April 19, 2022. According to information JDS1’s proxy solicitor received from Broadridge and confirmed against Broadridge’s records numerous times prior to April 28, 2022, JDS1 understood that the Company had provided Broadridge with such record and annual meeting dates. Less than two hours after JDS1 had filed with the SEC the preliminary form of this Proxy Statement, the Company’s counsel emailed a letter to JDS1’s counsel in connection with the JDS1 Inspection Demand and the related litigation brought by JDS1 in Delaware Chancery Court. In this letter, the Company represented to JDS1 that the date of the Annual Meeting and the associated record date had not been set. While, prior to April 28, 2022, the Company was made aware that JDS1 believed that the Annual Meeting was scheduled for June 8, 2022 and that the associated record date was fixed as April 19, 2022, at no point prior to the filing of the preliminary form of this Proxy Statement on April 28, 2022, did the Company, its management, any member of the Board, or the Company’s counsel question JDS1’s understanding with regard to such dates. It is concerning to JDS1 that the Company never sought to correct JDS1’s understanding of such dates until after JDS1 filed the preliminary form of this Proxy Statement and demonstrated that it is prepared to move forward with a proxy contest at the Annual Meeting and its plans to drive meaningful change in the composition of the Board.

On May 23, 2022, Company filed with the SEC a Current Report on Form 8-K disclosing the Transaction, the sale of the Company’s complement portfolio as well as its complement-related intellectual property for $60 million in cash. In its Form 8-K, the Company stated that its description of the Purchase Agreement that it entered into in connection with the Transaction was qualified in its entirety by reference to the full text of the Purchase Agreement. However, the Company did not file the Purchase Agreement as an exhibit to its Form 8-K. Instead, at the time, the Company noted that a copy of the Purchase Agreement would be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2022, which is not due until August 15, 2022. The Company’s delay in making available to stockholders the Purchase Agreement became even more concerning when, on June 9, 2022, the Company publicly disclosed that the Annual Meeting would be held on August 15, 2022, meaning that most stockholders would not have access to the Purchase Agreement until after they voted their proxies for the Annual Meeting. However, in apparent response to the JDS1 Section 271 Complaint and in apparent anticipation of the July 1, 2022 Delaware Chancery Court hearing on JDS1’s then-pending motion for expedited proceedings related to such complaint, on June 27, 2022, the Company publicly disclosed the Purchase Agreement it had entered into with Vertex, more than a month earlier on May 19, 2022. Concurrently, also in apparent response to the JDS1 Section 271 Complaint and JDS1’s then-pending motion for expedited proceedings, the Company publicly disclosed various information regarding events leading up to the Company’s sale of assets to Vertex on May 19, 2022.

WE BELIEVE THE COMPANY’S POOR CORPORATE GOVERNANCE PRACTICES AND LIMITATIONS ON STOCKHOLDER RIGHTS PROTECT AND ENTRENCH THE INCUMBENT BOARD AND MANAGEMENT TEAM AND COULD LIMIT THE PRICE THAT INVESTORS MIGHT BE WILLING TO PAY FOR SHARES OF THE COMMON STOCK

As we have noted numerous times in our Schedule 13D, the Company has a number of very poor corporate governance practices which, we believe, minimize accountability, entrench, and protect the existing Board and management team, and damper investor confidence. In the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 31, 2022, the Company cautions investors as follows: “anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.” The Company also cautions investors in the same Annual Report on Form 10-K that various provisions of Delaware law and the Company Charter and Bylaws could limit the price that investors might be willing to pay in the future for shares of the Common Stock. Given that the Company concedes that its governance practices, as dictated by the Company Charter and Bylaws, could be adversely impacting the Company’s valuation, we believe that, it is critical that the Company take immediate steps to reform its corporate governance practices. We find particularly concerning the following corporate governance practices currently in place at the Company.

•	Classified Board. The Board is classified into three separate classes, meaning the Company’s directors are only subject to re-election by stockholders once every three years. We believe that this classified structure impedes the ability of the Company’s stockholders to regularly and effectively evaluate the performance of directors and insulates and entrenches the current members of the Board. As noted above, not only does the classified structure of the Board impede the ability of the Company’s stockholders to hold all members of the Board accountable on an annual basis, but also the classified nature of the Board creates the potential for a director to be moved from one class to another and, effectively, extend his or her term without stockholder approval. The Company’s proxy statement for the 2021 Annual Meeting disclosed that, effective immediately prior to the 2021 Annual Meeting, Dr. Usman, the Company’s President and Chief Executive Officer, was reassigned from Class III, the class that was up for re-election at the 2021 Annual Meeting, to Class II, the class that is not up for re-election until the Company’s 2023 Annual Meeting of Stockholders. As such, the Company’s stockholders were denied the opportunity to vote at the 2021 Annual Meeting on whether Dr. Usman should be re-elected to another three-year term. In effect, Dr. Usman’s term was extended without any stockholder vote whatsoever.

•	No Action by Written Consent or Ability to Call Special Meetings. Stockholders are prohibited from calling special meetings and cannot act by written consent, which in effect means that stockholders cannot seek changes to the composition of the Board between the Company’s annual meetings of stockholders.

•	Plurality Voting Standard in Uncontested Elections. Directors are elected pursuant to a plurality voting standard, even in uncontested meetings. We believe that the use of a plurality voting standard reduces director accountability and entrenches the Board because it guarantees the election of the candidates nominated by the Board in uncontested elections regardless of how much dissatisfaction is registered with a candidate by withhold votes.

•	Inability to Stockholders to Fill Vacancies. Only the Board, and not the stockholders, have the right to fill vacancies in the Board between annual meetings. The Board can expand its size the day after an annual meeting and add a director without stockholders voting on such new director.

•	Supermajority Vote to Remove Directors. In order for stockholders to remove directors from the Board, with or without cause, a prohibitively high supermajority vote of at least 66-2/3% of the outstanding shares is required. We believe that the supermajority vote requirement significantly reduces the ability of the Company’s stockholders to hold directors accountable.

•	Supermajority Vote to Amend Certain Provisions of the Bylaws. In order for stockholders to amend certain provisions of the Bylaws, a prohibitively high supermajority vote of 66-2/3% of the outstanding shares is required.

•	Restrictive Charter Provisions. In addition to Board approval, a supermajority vote of 66-2/3% of the outstanding shares is required to amend certain provisions in the Company Charter, such as the classified Board structure, the inability of stockholders to call special meetings, the inability of stockholders to act by written consent, and the inability of stockholders to fill vacancies on the Board between annual meetings of stockholders, among others. We believe that the supermajority vote requirement significantly reduces the ability of the Company’s stockholders to remediate these poor corporate governance practices.

WE BELIEVE THAT THE BOARD’S ECONOMIC INTERESTS ARE NOT SUFFICIENTLY ALIGNED WITH THE ECONOMIC INTERESTS OF THE COMPANY’ S STOCKHOLDERS

As can be seen from the Company’s public disclosures, including the Company’s proxy statement for the Annual Meeting, the members of the Board beneficially own a relatively small amount of Common Stock. The small amount of Common Stock beneficially owned by any of the non-employee members of the Board is mostly due to such director being issued stock or stock options by the Company in connection with such director’s service on the Board, rather than such director using personal funds to acquire shares of Common Stock on the open market. As such, we believe that the Board’s economic interests are not sufficiently aligned with the economic interests of the Company’s stockholders, meaning the members of the Board have very little “skin in the game.” According to the Company’s proxy statement for the Annual Meeting, when stock options that are vested and exercisable within sixty (60) days are excluded, all directors and executive officers, as a group, beneficially owned less than 1% of the 31,477,053 shares of Common Stock reported as being outstanding as of April 29, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2022.

We question how investors can be assured that a stockholder-friendly mindset is truly present in the boardroom when the percentage of total outstanding shares of Common Stock beneficially owned, in the aggregate, by the Board (excluding stock options that are vested and exercisable within sixty days) is less than 1% demonstrating, in our view, that the members of the Board lack any significant “skin in the game.”

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board composed of eight (8) directors, which is divided into three (3) classes. The directors in each class are elected for staggered terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. We believe that the terms of three (3) Class I directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three (3) Nominees, Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn, in opposition to the Company’s three (3) Class I director nominees, for terms ending at the 2025 annual meeting of stockholders. Your vote to elect the Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the Nominees. Among the incumbent directors we are seeking to replace with the Nominees, is Augustine Lawlor, the Board’s current Chairman who has served on the Board since February 2006 and has served as Chairman since February 2018. If elected, the Nominees will be three (3) directors on a Board with eight (8) directors and, accordingly, will represent a minority of the members of the Board. Therefore, it is not guaranteed that the Nominees, if elected, will be able to implement any actions that they may believe are necessary to enhance stockholder value. There is no assurance that any incumbent director will serve as a director if our Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications, and other information concerning the Company’s nominees.

We do not expect that any of the Nominees will be unable to stand for election but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

The Nominees

The information below sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. This information has been furnished to us by the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. Each of the Nominees has consented to be named as a Nominee in the Advance Notice, to be named as a Nominee in this Proxy Statement, and to serve as a director of the Company, if so elected. All of the Nominees are citizens of the United States of America.

Shelly C. Lombard, Age 62, is currently self-employed as an independent consultant at Shelly Lombard LLC and Ms. Lombard has served in such role since February 2014. Ms. Lombard’s consulting practice focuses on corporate finance, financial analysis, and the financial markets. Since 2015, Ms. Lombard, through her consulting firm Shelly Lombard LLC, has also served as a consultant to TAR Holdings LLC, a New Jersey limited liability company, (“TAR Holdings”). Ms. Lombard has served on four public company boards. Since March 2022, Ms. Lombard has served on the Board of Directors of Bed Bath & Beyond Inc. (Nasdaq: BBBY), an omnichannel retailer of merchandise in the home, baby, beauty, and wellness markets. Ms. Lombard does not currently serve on any committees of the board of directors of Bed Bath & Beyond Inc. From May 2020 until June 17, 2022, Ms. Lombard served on the board of directors of INNOVATE Corp. (NYSE: VATE), formerly known as HC2 Holdings, Inc., which owns control stakes in biotech, communications, and infrastructure companies. Until leaving the Board of Directors in June 2022, Ms. Lombard was the chair of INNOVATE’s audit committee and also served on its nominating and compensation committees. Ms. Lombard also served as a director at Alaska Communications Systems Group, Inc. (formerly Nasdaq: ALSK) from June 2020 until its sale was completed in July 2021, where she was a member of the Board of Directors’ audit and compensation committees. From September 2020 to October 2021, Ms. Lombard also served as a member of the Board of Directors and chair of the Board’s audit committee at Spartacus Acquisition Corporation (formerly Nasdaq: TMTS, TMTSW, and TMTSU), a special purpose acquisition corporation focused on the technology, media, and telecom (TMT) industry that completed a business combination transaction with NextNav Inc. (Nasdaq: NN) in October 2021. From 2011 to 2014, Ms. Lombard was the Director of High Yield and Special Situation Research for Britton Hill Capital, a broker dealer specializing in high yield bank debt and bonds and value equities. From 2003 to 2010, Ms. Lombard was a high yield bond analyst covering the automotive and media industries at Gimme Credit, a subscription bond research firm. From 1992 to 2001, Ms. Lombard analyzed, managed, and was involved in the restructurings of proprietary investments for ING Bank, Chase Manhattan Bank, Barclays Bank, Credit Lyonnais, and large family offices. Ms. Lombard began her career at Citibank in the leveraged finance group. As an independent financial analyst and financial trainer, she reviews investment ideas, provides training programs for new hires at Wall Street banks, and has taught executive education courses in corporate finance, financial analysis, and the financial markets at Columbia University, the Wharton School of Business, and Moody’s. Ms. Lombard has an MBA in Finance from Columbia University’s Graduate School of Business and a Bachelor of Arts in Communications and Government from Simmons College.

JDS1 believes Ms. Lombard’s considerable financial and investment experience, her experience as a director of publicly traded companies, and her previous experience in working with companies in financial or operating distress will make her a valuable addition to the Board.

Matthew Stecker, Age 53, currently serves as the Chairman of the Board, President, and Chief Executive Officer of Symbolic Logic, Inc., formerly known as Evolving Systems, Inc. (OTC: EVOL), a technology strategy and investment company, having served as a member of the board of directors since March 2016. Mr. Stecker was named Chairman in August 2016, Executive Chairman in April 2018, and President and Chief Executive Officer in July 2018. He served as a Senior Policy Advisor to the United States Department of Commerce from 2014 to 2017. In that capacity, Mr. Stecker was part of the team that launched the First Responder Network Authority (FirstNet). Since February 2021, Mr. Stecker has served on the Board of Directors of SeaChange International, Inc. (Nasdaq: SEAC). Mr. Stecker has served on the Board of Directors of Live Microsystems, Inc. (OTC: LMSC) which sold its operating assets in 2013. He previously served on the boards of directors of SITO Mobile, Ltd. (OTC: SITOQ) from June 2017 to September 2017, MRV Communications (Nasdaq: MRVC) from April 2013 to June 2016, and HealthWarehouse.com Inc. (OTCMKTS: HEWA) from December 2010 to August 2013, where he also served on the compensation committee. From January to November 2014, Mr. Stecker served as the Vice President of Mobile Entertainment for RealNetworks, Inc. (Nasdaq: RNWK). From November 2009 to December 2013, he served as CEO of Live MicroSystems, Inc., and from April 2005 to November 2009 he was a senior executive in both Telecom Operations and Strategy at Cartesian, Inc. (formerly OTCQB: CRTN). He received his B.A. in Political Science and Computer Science from Duke University, and his J.D. from the University of North Carolina at Chapel Hill School of Law.

JDS1 believes that Mr. Stecker’s extensive senior management experience, along with his operational and management expertise and extensive public company board experience, would make him a valuable addition to the Board.

Igor Volshteyn, Age 45, currently serves as the President and Chief Executive Officer of CCUR (formerly OTCQB: CCUR) and was appointed as CCUR’s President and Chief Executive Officer in July 2021. Mr. Volshteyn previously served as CCUR’s Interim Chief Operating Officer and President from June 2020 until July 2021, and, prior to that, as CCUR’s Senior Vice President of Business Development from January 2019 until June 2020. Since January 2022, Mr. Volshteyn has served as a director of Symbolic Logic (OTC: EVOL), serving as Chair of the Investment Committee. From August 2020 through November 2021, Mr. Volshteyn served as Chief Financial Officer and a director of Spartacus Acquisition Corporation (formerly Nasdaq: TMTS, TMTSW, and TMTSU), a special purpose acquisition corporation focused on the technology, media, and telecom (TMT) industry that completed a business combination transaction with NextNav Inc. (Nasdaq: NN) in October 2021. Mr. Volshteyn began his career as a research analyst and investment banker at Tejas Securities Group, Inc. focusing primarily on technology and telecommunications and has over twenty years of experience in the investment management industry. Mr. Volshteyn served as the Managing Partner and Chief Investment Officer at Echelon Investment Partners LP from May 2016 to December 2018 and as an analyst and portfolio manager at Millennium Management from July 2007 to March 2016. From August 2019 to February 2020, Mr. Volshteyn served on the board of directors for Goodman Networks, Inc. Mr. Volshteyn holds a Bachelor of Business Administration in Finance, with highest honors, from the University of Texas at Austin.

JDS1 believes Mr. Volshteyn’s experience serving as a senior executive and director, including of publicly traded companies, along with his financial, operational and management expertise, will make him a valuable addition to the Board.

The principal business address of Ms. Lombard is 44 Morse Avenue, Bloomfield, New Jersey 07003. The principal business address of Mr. Stecker is c/o Symbolic Logic, Inc., 9800 Pyramid Court, Suite 400, Englewood, Colorado 80112. The principal business address of Mr. Volshteyn is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Mr. Volshteyn does not own any shares of Common Stock. CCUR, where Mr. Volshteyn serves as the President and Chief Executive Officer, is the direct beneficial owner of 883,255 shares of Common Stock. As of the date of this Proxy Statement, except as otherwise disclosed herein, the Nominees do not directly or indirectly own, beneficially or of record, any securities of the Company and have not entered into any transactions in securities of the Company during the past two years.

Each of the Nominees may be deemed to be a member of a “group” with the other participants in this solicitation for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 2,403,432 shares of Common Stock owned in the aggregate by all of the participants. Each participant disclaims beneficial ownership of the shares of Common Stock that he, she, or it does not directly own.

JDS1 believes that each Nominee presently is, and if elected as a director of the Company, each such Nominee would be, an “independent director” within the meaning of (i) applicable Nasdaq Stock Market listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, JDS1 acknowledges that no director of a Nasdaq listed company qualifies as “independent” under the Nasdaq listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, JDS1 acknowledges that if any Nominee is elected, the determination of such Nominee’s independence under the Nasdaq listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating, or audit committee that is not independent under any such committee’s applicable independence standards.

On March 7, 2022, JDS1, CCUR, CIDM II, Mr. Singer, Mr. Oros, and the Nominees entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by applicable law, (ii) to solicit proxies for the election of the Nominees, and (iii) that all expenses incurred in connection with the solicitation shall be paid by JDS1.

JDS1 has entered into separate letter agreements with each of the Nominees pursuant to which JDS1 has agreed to indemnify each of the Nominees against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. The indemnification does not apply to any claims made against any Nominee in connection with their service or action as directors of the Company, if so elected.

Each of the Nominees has granted Mr. Singer a power of attorney in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and the related filings to be made with the SEC.

Mr. Volshteyn is a party to an employment agreement with CCUR that was entered into on January 1, 2019 (the “Volshteyn Employment Agreement”). The Volshteyn Employment Agreement was subsequently amended on June 11, 2020 (the “First Amendment to the Volshteyn Employment Agreement,” and, together with the Volshteyn Employment Agreement, the “Amended Volshteyn Employment Agreement”). Pursuant to the Amended Volshteyn Employment Agreement, Mr. Volshteyn is entitled to receive the following compensation and benefits: (i) a base salary at an annualized rate of $183,000 per year based on the CCUR Compensation Committee’s most recent review of his salary, which amount will be reviewed annually by the CCUR Compensation Committee; (ii) participation in any bonus program established for senior executives of CCUR and any discretionary bonus awarded by the CCUR Compensation Committee; (iii) all restricted stock previously granted to Mr. Volshteyn will continue to vest during the term of the Amended Volshteyn Employment Agreement and Mr. Volshteyn will remain eligible for other equity awards as determined by the CCUR Compensation Committee; and (iv) all other employee benefit programs made available to other employees of CCUR. The Amended Volshteyn Employment Agreement also provides for the following: (i) in the event that Mr. Volshteyn voluntarily resigns, is terminated for Due Cause (as defined in the Amended Volshteyn Employment Agreement) or is provided with timely notice that CCUR will not renew the Amended Volshteyn Employment Agreement, compensation under the Amended Volshteyn Employment Agreement will end and Mr. Volshteyn will be entitled only to payment of compensation accrued and due through the date of termination; (ii) if the Amended Volshteyn Employment Agreement is terminated (A) directly by CCUR without Due Cause (as defined in the Amended Volshteyn Employment Agreement), or (B) constructively by CCUR Company without Due Cause ( as defined in the Amended Volshteyn Employment Agreement), Mr. Volshteyn will receive the following severance compensation (the “Severance Compensation”): (A) his salary at the time of termination during a six months’ (6) severance period from the date of termination or constructive termination; and (B) COBRA continuation coverage during the severance period under CCUR’s health plan for Mr. Volshteyn and his eligible dependents that were covered under the health plan at the time of his termination at the same premium charged to active employees during such period; (iii) payment of the Severance Compensation is contingent upon Mr. Volshteyn executing, and not revoking, a customary release of claims; and (iv) if Mr. Volshteyn is terminated for any reason, he is prohibited from competing with CCUR, soliciting its customers or trying to hire its employees for the period in which he receives Severance Compensation, if any, plus one year. In connection with Mr. Volshteyn’s appointment as CCUR’s Chief Executive Officer in July 2021, Mr. Volshteyn’s base salary was increased to an annualized rate of $210,000 per year.

During CCUR’s last three fiscal years and through the most recent practicable date prior to the filing of this Proxy Statement, Mr. Volshteyn’s compensation from CCUR was as follows: (i) fiscal year ending June 30, 2022 (through the most recent practicable date prior to the filing of this Proxy Statement: $179,529.03 in salary, $200,000.00 in non-equity incentive compensation, $153,915.39 in restricted stock awards (fair value on grant date), $0.00 in stock option grants (fair value on grant date), $0.00 in other compensation, and $533,444.42 in total compensation; (ii) fiscal year ended June 30, 2021: $178,071.52 in salary, $120,000.00 in non-equity incentive compensation, $61,950.00 in restricted stock awards (fair value on grant date), $0.00 in stock option grants (fair value on grant date), $0.00 in other compensation, and $360,021.52 in total compensation; (iii) fiscal year ended June 30, 2020: $170,982.56 in salary, $69,623.32 in non-equity incentive compensation, $73,500.00 in restricted stock awards (fair value on grant date), $0.00 in stock option grants (fair value on grant date), $0.00 in other compensation, and $314,105.88 in total compensation; and (iv) fiscal year ended June 30, 2019: $83,466.88 in salary, $0.00 in non-equity compensation, $66,420.00 in restricted stock awards (fair value on grant date), $0.00 in other compensation, and $149,886.88 in total compensation. CCUR also made retirement plan matching contributions on behalf of Mr. Volshteyn in the following amounts: (i) fiscal year ending June 30, 2022 (through the date hereof): $9,634.18; (ii) fiscal year ended June 30, 2021: $8,960.51; (iii) fiscal year ended June 30, 2020: $9,297.91; and (iv) fiscal year ended June 30, 2019: $0.00.

From August 2020 through November 2021, Mr. Volshteyn served as Chief Financial Officer and a director of Spartacus Acquisition Corporation (formerly Nasdaq: TMTS, TMTSW, and TMTSU), a special purpose acquisition corporation focused on the technology, media, and telecom (TMT) industry that completed a business combination transaction with NextNav Inc. (Nasdaq: NN) in October 2021. CCUR was one of two managing members of Spartacus Sponsor LLC, the sponsor of, and controlling shareholder in, Spartacus Acquisition Corporation. For serving as Chief Financial Officer and a member of the Board of Directors of Spartacus Acquisition Corporation, Spartacus Sponsor LLC paid Mr. Volshteyn, as compensation, 25,000 shares of common stock in Spartacus Acquisition Corporation. In addition, Mr. Volshteyn was indemnified, and insured against liability, for serving as an officer and a director of Spartacus Acquisition Corporation

From September 2020 to October 2021, Ms. Lombard also served as a non-employee member of the Board of Directors at Spartacus Acquisition Corporation. While a member of the Board of Directors at Spartacus Acquisition Corporation, Ms. Lombard served as chair of the Board’s audit committee. CCUR was one of two managing members of Spartacus Sponsor LLC, the sponsor of, and controlling shareholder in, Spartacus Acquisition Corporation. For serving as a member of the Board of Directors of Spartacus Acquisition Corporation, Spartacus Sponsor LLC paid Ms. Lombard, as compensation, 25,000 shares of common stock in Spartacus Acquisition Corporation. In addition, Ms. Lombard was indemnified, and insured against liability, for serving as a director of Spartacus Acquisition Corporation.

From May 2020 to June 2022, Ms. Lombard served as a non-employee director of INNOVATE Corp. (NYSE: VATE), formerly known as HC2 Holdings, Inc. Mr. Lombard was first appointed to the Board of Directors of INNOVATE Corp. pursuant to a Cooperation Agreement, by and among INNOVATE Corp., MG Capital Management Ltd., Percy Rockdale LLC, and Rio Royal LLC, and entered into on May 13, 2020. Pursuant to a separate agreement with INNOVATE Corp., also entered into on May 13, 2020, to which JDS1 and CCUR were each a party to, JDS1 and CCUR agreed to support INNOVATE Corp.’s slate of director nominations for its 2020 annual meeting of stockholders, which slate of nominations included Ms. Lombard. JDS1 and CCUR also agreed to certain standstill provisions that restricted JDS1 and CCUR, during the agreement’s standstill period, from taking certain actions with respect to INNOVATE Corp. At the time that Ms. Lombard joined the Board of Directors of INNOVATE Corp. in May 2020, JDS1, CCUR, and Mr. Singer were investors in INNOVATE Corp. and held, in the aggregate, beneficial ownership of more than 5% of the common stock of INNOVATE Corp. As of the date hereof, none of JDS1, CCUR, or Mr. Singer beneficially own any of the common stock of INNOVATE Corp.

As a non-employee member of the Board of Directors of INNOVATE Corp., Ms. Lombard was entitled to the same compensation paid to other non-employee directors of INNOVATE Corp., including an annual retainer, compensation for serving as a committee member, compensation for serving as a committee chair, and an annual equity grant of restricted stock. As a non-employee member of the Board of Directors of INNOVATE Corp., Ms. Lombard was also entitled to the same indemnification and liability insurance protections provided to other non-employee members of the Board of Directors of INNOVATE Corp. During her tenure on the Board of Directors of INNOVATE Corp. from May 2020 to June 17, 2022, Ms. Lombard’s compensation as a non-employee member of the Board of Directors of INNOVATE Corp. was as follows (including compensation for the current fiscal year ending June 30, 2022 that has not yet been paid): (i) fiscal year ended June 30, 2021: $50,077 in fees earned or paid in cash, $97,866 in restricted stock awards, and $147,943 in aggregate non-employee director compensation; and (ii) fiscal year ending June 30, 2022 (through June 17, 2022): $83,413 in fees earned or paid in cash, $89,998 in restricted stock awards, and $173,411 in aggregate non-employee director compensation.

Mr. Stecker is the Chairman of the Board, President, and Chief Executive Officer and a member of the Board of Directors of Symbolic Logic. Mr. Oros and Mr. Volshteyn are also members of the Board of Directors of Symbolic Logic. Mr. Singer is a former member of the Board of Directors of Symbolic Logic. According to that certain Schedule 13D/A filed with the SEC by Karen Singer on July 11, 2022, Ms. Singer beneficially owns 4,253,851 shares of Symbolic Logic’s issued and outstanding common stock, which represents approximately 39.3% of Symbolic Logic’s issued and outstanding common stock. Ms. Singer is the mother of Mr. Singer.

Mr. Stecker is a party to an employment agreement with Symbolic Logic that was entered into on July 17, 2019 (the “Stecker Employment Agreement”). The Stecker Employment Agreement provides for the following: (i) Mr. Stecker will receive annual base salary of $300,000 and be eligible for incentive compensation of between 20% and 50% of his base compensation upon achievement of quarterly and annual incentive compensation targets established by Symbolic Logic’s Board of Directors; (ii) Mr. Stecker will receive 5 weeks of annual Paid Time Off (PTO); (iii) Mr. Stecker will be employed “at-will”; (iv) if Symbolic Logic terminates the employment of Mr. Stecker for reasons other than cause or disability, or Mr. Stecker resigns for “Good Reason,” as defined in the employment agreement, Symbolic Logic will pay Mr. Stecker severance equal to 12 months of Mr. Stecker’s base salary and 100% of Mr. Stecker’s target incentive compensation (referred to in the employment agreement as “Base Severance”); (v) Symbolic Logic will also pay a proportionate amount of Mr. Stecker’s health and dental insurance premiums, based upon the same proportion Symbolic Logic paid at the time Mr. Stecker’s employment was terminated, for a period of 12 months, or until Mr. Stecker obtains substitute insurance; (vi) severance and insurance premium payments will be made in equal installments over the 12-month period, based upon Symbolic Logic’s normal payroll practices; (vii) in the event of the occurrence of a Change in Control, as defined in the Stecker Employment Agreement, 50% of Mr. Stecker’s then unvested stock options, stock appreciation rights, shares of restricted stock and any other unvested equity awards, if any, will vest; (viii) in the event Symbolic Logic terminates Mr. Stecker’s employment without Cause (as defined in the Stecker Employment Agreement) or Mr. Stecker resigns for Good Reason within 180 days before or 365 days after a Change of Control, Mr. Stecker is entitled to receive Base Severance as well as additional severance (referred to in the Stecker Employment Agreement as “Enhanced Severance”) as follows: (A) Mr. Stecker, if terminated, will be entitled to additional payments equal to 6 months of his respective base salary and 50% of his target incentive compensation in the year of termination; (B) Mr. Stecker will be entitled to be reimbursed for expenses incurred for tax advice, in an amount not to exceed $7,500; and (C) Mr. Stecker’s unvested stock options, shares of restricted stock and any other unvested equity awards will vest; (ix) following the termination of Mr. Stecker’s employment, he will not compete with Symbolic Logic, or solicit or entice any employee of Symbolic Logic to leave the employ of Symbolic Logic or interfere with Symbolic Logic’s relationship with a customer during the extended period of time that Enhanced Severance is paid.

On May 22, 2020, Symbolic Logic entered into an amendment to the Stecker Employment Agreement (the “Stecker Employment Agreement Amendment”). The Stecker Employment Agreement Amendment provides for the following: (i) Mr. Stecker shall be eligible for an annual incentive bonus (“Incentive Compensation”) of 60% of his then current base salary as determined by Symbolic Logic’s Board of Directors in its sole discretion, provided that should Symbolic Logic substantially achieve its base operating plan as adopted by Symbolic Logic’s Board of Directors, the annual incentive amount will be subject to a minimum of 15% of annual base compensation; (ii) the minimum bonus consideration of 15% will be earned if the average attainment relative to the Plan for Revenue and EBITDA approved by the Symbolic Logic Board of Directors is at least 100%, subject to a minimum attainment in each of at least 95%; (iii) bonus amounts above the minimum will be determined at the sole discretion of Symbolic Logic’s Board of Directors; and (iv) Symbolic Logic will pay annual Incentive Compensation at the time(s) determined by Symbolic Logic, but in no event later than March 15 of the calendar year following the year in Mr. Stecker’s right to the Incentive Compensation arises.

During Symbolic Logic’s last three fiscal years and through the most recent practicable date prior to the filing of this Proxy Statement, Mr. Stecker’s compensation from Symbolic Logic was as follows: (i) fiscal year ending December 31, 2022 (through the most recent practicable date prior to the filing of this Proxy Statement): $150,000 in salary, $0 in non-equity incentive compensation, $285,000 in restricted stock awards (fair value on grant date), $0 in stock option grants (fair value on grant date), and $585,000 in total compensation; (ii) fiscal year ended December 31, 2021: $300,000 in salary, $505,000 in non-equity incentive compensation, $0 in restricted stock awards (fair value on grant date), $0 in stock option grants (fair value on grant date), and $805,000 in total compensation; (iii) fiscal year ended December 31, 2020: $300,000 in salary, $45,000 in non-equity incentive compensation, $0 in restricted stock awards (fair value on grant date), $0 in stock option grants (fair value on grant date), and $345,000 in total compensation; and (iv) fiscal year ended December 31, 2019: $295,000 in salary, $45,000 in non-equity compensation, $0 in restricted stock awards (fair value on grant date), $0 in stock option grants (fair value on grant date), $60,000 in other compensation, and $400,000 in total compensation. Symbolic Logic also made retirement plan matching contributions on behalf of Mr. Stecker in the following amounts: (i) fiscal year ending December 31, 2022 (through the most recent practicable date prior to the filing of this Proxy Statement): $1,500; (ii) fiscal year ended December 31, 2021: $8,700; (iii) fiscal year ended December 31, 2020: $10,350; and (iv) fiscal year ended December 31, 2019: $0. Additional information regarding Mr. Stecker’s compensation from Symbolic Logic is contained in Symbolic Logic’s proxy statement filings on Schedule 14A as filed with the SEC on April 29, 2022, April 30, 2021, April 29, 2020, and April 30, 2019, and the disclosures contained therein with respect to Mr. Stecker’s compensation arrangements with Symbolic Logic’s are incorporated by reference herein.

 Since January 2022, Mr. Volshteyn has served as a non-employee member of the Board of Directors of Symbolic Logic. As a non-employee member of Symbolic Logic’s Board of Directors, Mr. Volshteyn is entitled to the same compensation paid to other non-employee directors of Symbolic Logic, including an annual retainer, compensation for serving as a committee chair, and an annual equity grant of restricted stock. As a non-employee member of Symbolic Logic’s Board of Directors, Mr. Volshteyn is also entitled to the same indemnification and liability insurance protections provided to other non-employee members of the Symbolic Logic Board of Directors. Since joining Symbolic Logic’s Board of Directors in January 2022 and through the most recent practicable date prior to the filing of this Proxy Statement, Mr. Volshteyn’s compensation as a non-employee member of the Board of Directors of Symbolic Logic was as follows $11,769 in fees earned or paid in cash, $33,600 in stock awards, and $45,369 in aggregate non-employee director compensation.

Since 2015, Ms. Lombard has served as a consultant to TAR Holdings. Karen Singer, the mother of Mr. Singer, is the managing member of TAR Holdings and holds sole voting and dispositive power over TAR Holdings. For Ms. Lombard’s services as a consultant to TAR Holdings, she is paid $9,750 per month by TAR Holdings. Since January 1, 2019, Ms. Lombard has been paid an aggregate of $419,250 by TAR Holdings.

Mr. Stecker is a non-employee member of the Board of Directors of SeaChange International, Inc. (“SeaChange”), having joined such Board in February 2021. Mr. Singer is also a member of the Board of Directors of SeaChange. According to that certain Form 4 filed with the SEC by Karen Singer on July 18, 2022, Ms. Singer beneficially owns 8,156,970 shares of SeaChange’s issued and outstanding common stock, which comprises approximately 16.6% of SeaChange’s issued and outstanding common stock.

As a non-employee member of SeaChange’s Board of Directors, Mr. Stecker is entitled to the same compensation paid to other non-employee directors of SeaChange, including an annual retainer, compensation for serving as a committee member, compensation for serving as a committee chair, and an annual equity grant of restricted stock units. New non-employee directors also receive an initial grant of restricted stock units or stock options in lieu of restricted stock units. As a non-employee member of SeaChange’s Board of Directors, Mr. Stecker is also entitled to the same indemnification and liability insurance protections provided to other non-employee members of the SeaChange’s Board of Directors. Since joining the SeaChange Board of Directors in February 2021 and through the most recent practicable date prior to the filing of this Proxy Statement, Mr. Stecker’s compensation as a non-employee member of the Board of Directors of SeaChange was as follows $86,875 in fees earned or paid in cash, $250,000 in restricted stock awards (fair value on grant date), $43,100 in stock options (fair value on grant date), and $379,975 in aggregate non-employee director compensation.

Mr. Volshteyn is currently a nominee for election to serve as a non-employee director on the Board of Directors of SeaChange at SeaChange’s 2022 Annual Meeting of Stockholders.

With respect to Ms. Lombard’s directorship at Alaska Communications Systems Group, Inc. (formerly Nasdaq: ALSK), Ms. Lombard came to such directorship as the result of having been introduced or recommended to such company by Karen Singer, who was, at such time, an investor in such company, either directly or through TAR Holdings, an entity over which she has sole voting and dispositive power. With respect to Ms. Lombard’s directorship at INNOVATE Corp. (NYSE: VATE), formerly known as HC2 Holdings, Inc., Ms. Lombard came to such directorship as the result of having been introduced or recommended to such company (and to investors in the company) by JDS1 and CCUR, which were, at such time, investors in such company. With respect to Ms. Lombard’s directorship at Spartacus Acquisition Corporation (formerly Nasdaq: TMTS, TMTSW, and TMTSU), Ms. Lombard came to such directorship as the result of having been introduced or recommended to such company (and to an investor in the company) by CCUR, which was, at such time, an investor in such company’s sponsor, Spartacus Sponsor LLC.

With respect to Mr. Stecker’s directorships and/or other roles at Symbolic Logic, Inc. (OTC: EVOL), HealthWarehouse.com Inc. (OTCMKTS: HEWA), Live Microsystems, Inc. (OTC: LMSC), MRV Communications (Nasdaq: MRVC), SeaChange International, Inc. (Nasdaq: SEAC), and SITO Mobile, Ltd. (OTC: SITOQ), Mr. Stecker came to such directorships and/or other roles as the result of having been introduced or recommended to such company (and/or to one or more investors in such company) by Karen Singer, who was, at such time, and may continue to be, an investor in such company, either directly or through TAR Holdings, an entity over which she has sole voting and dispositive power.

With respect to Mr. Volshetyn’s current and past roles at CCUR, Mr. Volshetyn came to such roles as the result of having been introduced or recommended to such company by JDS1 which was, at such time, and continues to be, a significant investor in CCUR. With respect to Mr. Volshetyn’s directorship at Symbolic Logic (OTC: EVOL), Mr. Volshetyn came to such directorship as the result of having been introduced or recommended to such company by Karen Singer, who was, at such time, and continues to be, an investor in such company. With respect to Mr. Volshetyn’s directorship and position as Chief Financial Officer at Spartacus Acquisition Corporation (formerly Nasdaq: TMTS, TMTSW, and TMTSU), Mr. Volshetyn came to such directorship and position as the result of having been introduced or recommended to such company (and to an investor in the company) by CCUR, which was, at such time, an investor in such company’s sponsor, Spartacus Sponsor LLC. With respect to Mr. Volshetyn’s nomination for election to the Board of Directors of SeaChange (Nasdaq: SEAC), Mr. Volshetyn was nominated to such directorship as the result of having been introduced or recommended to such company by Karen Singer, who was, at such time, and continues to be, an investor in such company.

Except as disclosed in this Proxy Statement, there are no arrangements or understandings between the members of the JDS1 Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.

Except as disclosed in this Proxy Statement, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF JDS1’S NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to vote to approve, on a non-binding, advisory basis, the compensation of the Company’s Named Executive Officers as disclosed in the Company’s proxy statement.

According to the Company’s proxy statement for the Annual Meeting, this vote is advisory, which means that the vote on executive compensation is not binding on the Company, the Board, or the Compensation Committee of the Board. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of the Company’s Named Executive Officers, as described in the Company’s proxy statement. To the extent there is a significant vote against the Company’s Named Executive Officer compensation as disclosed in this proxy statement, the Company’s proxy statement discloses that the Compensation Committee will evaluate whether any actions are necessary to address our stockholders’ concerns.

According to the Company’s proxy statement for the Annual Meeting, the Company is asking its stockholders to vote for the following resolution at the Annual Meeting:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company’s Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Executive Compensation Table and other related disclosure.”

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

PROPOSAL NO. 3

RATIFICATION OF THE APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board’s Audit Committee has recommended, and the Board has approved, the appointment of EisnerAmper LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Company is submitting the appointment of EisnerAmper LLP for ratification by the stockholders at the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, although a stockholder vote for the appointment of EisnerAmper LLP is not required by law, if the appointment of EisnerAmper LLP is not ratified at the Annual Meeting, the Audit Committee will consider whether to appoint a different independent registered public accounting. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

WHILE WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF EISNERAMPER LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022, WE INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

APPROVAL OF AN AMENDMENT TO THE COMPANY’S FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO PROVIDE FOR THE DECLASSIFICATION OF THE COMPANY’S BOARD OF DIRECTORS

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve an amendment to the Company Charter that would implement a phasing out of the Company’s classified board structure and provide for the annual election of directors up for election beginning at the Company’s 2023 annual meeting of stockholders (the “Charter Amendment”).

We remain skeptical of the Board’s motivation in proposing the Charter Amendment for approval at the Annual Meeting. We believe that either the Board finally agrees with us that the classified structure of the Board can no longer be justified, or it is proposing the Charter Amendment only in response to our proxy contest and our previously announced plans to present the JDS1 Declassification Proposal at the Annual Meeting.

According to the Company’s proxy statement for the Annual Meeting, under the Charter Amendment, any director elected at the 2023 annual meeting of stockholders or any future stockholders’ meeting will be elected to an annual term. The Company also indicates that, in accordance with applicable law, the Charter Amendment cannot and does not change the unexpired three-year terms of directors elected prior to the effectiveness of the Charter Amendment. Rather, the current three-year terms for each class of directors will continue, and those directors or their successors will only become eligible for a one-year term upon expiration of the existing three-year term.

According to the Company’s proxy statement for the Annual Meeting, directors appointed to fill any newly created directorships or vacancies in one of the classes would serve until the expiration of the applicable class’s term. The Company indicates that this phased-in approach will result in the discontinuation of the Company’s classified board of directors and all directors being nominated annually for one-year terms, by the Company’s 2025 annual meeting of stockholders.

According to the Company’s proxy statement for the Annual Meeting, if this proposal to approve the Charter Amendment is approved by stockholders at the Annual Meeting, the Charter Amendment will be effective once filed with the Secretary of State of the State of Delaware, which the Company indicates it intends to do promptly after stockholder approval is obtained.

We believe that holding directors accountable is of paramount importance and that the election of directors is the most powerful way that stockholders hold directors accountable. It is our belief that the classification of the Board is not in the best interests of the Company and its stockholders because it reduces accountability and is an unnecessary anti-takeover device. Once the staggered board is completely eliminated, each director would be required to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on the performance of top executives and on maximizing stockholder value.

We also believe that a classified board protects the incumbency of the Board and current management, which in turn limits accountability to stockholders. We believe that the Company’s corporate governance procedures and practices, and the level of accountability they impose on the Board and management influence the financial performance of the Company.

We also recognize that, if the Board was declassified, stockholders would have the ability to replace the entire membership of the Board at one annual meeting, making it easier for a third party to acquire control of the Company without the approval of the Board. In addition, pursuant to Section 141(k) of the DGCL and Delaware Court decisions interpreting such statutory provision (e.g., Frechter v. Zier, C.A. No. 12038-VCG (Del. Ch. Jan. 24, 2017)), once the Board is declassified, the Company’s stockholders would also have the ability to remove annually elected directors without cause by a vote of a majority of the outstanding shares entitled to vote in the election of directors notwithstanding the provisions in the Bylaws to the contrary requiring a supermajority vote.

We believe that the benefits from eliminating the classified structure of the Board outweigh the risks discussed above. Accordingly, we intend to vote our shares in favor of the Charter Amendment and believe stockholders should vote on the enclosed GOLD proxy card to approve the Charter Amendment.

The Company has historically protected the classified nature of the Board by requiring a supermajority vote of the stockholders to repeal it. Accordingly, according to the Company’s proxy statement for the Annual Meeting, approval and adoption of the Charter Amendment requires the affirmative vote from the holders of at least 66 2/3% of the outstanding shares of Common Stock and abstentions will have the same effect as a vote against this proposal. According to the Company’s proxy statement for the Annual Meeting, broker discretionary voting is not permitted with regards to this proposal, and broker non-votes will be treated as votes against this proposal.

We refer you to the Company’s proxy statement for the Annual Meeting for more information on the Company’s proposal to approve the Charter Amendment to implement a phasing out of the Company’s classified board structure.

WE STRONGLY RECOMMEND THATE YOU TO VOTE ON THE ENCLOSED GOLD PROXY CARD “FOR” THE APPROVAL OF THE AMENDMENT TO THE COMPANY’S FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO PROVIDE FOR THE DECLASSIFICATION OF THE BOARD.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, JDS1 believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the Company’s proposal to amend the Company Charter to provide for the declassification of the Board, AGAINST the advisory vote on executive compensation, and FOR the ratification of the Company’s appointment of EisnerAmper LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

Based on publicly available information, we believe the current Board intends to nominate three (3) candidates for election as Class I directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our three (3) Nominees as Class I directors. Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. As explained below, the Company has a plurality vote standard for contested director elections so the three (3) nominees for director receiving the highest vote totals will be elected as directors of the Company. The participants in this solicitation intend to vote the JDS1 Group Shares in favor of the Nominees. Stockholders should refer to the Company’s proxy statement, when available, for the names, backgrounds, qualifications, and other information concerning the Company’s nominees.

While we currently intend to vote all of the JDS1 Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the JDS1 Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the JDS1 Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the JDS1 Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed GOLD proxy card will be voted at the Annual Meeting as marked.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of a majority of the voting power of the shares of stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting.

Abstentions or withheld votes are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum but will not be voted on the proposals.

Votes Required For Approval

Election of Directors. The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested and, accordingly, the three (3) candidates receiving the highest number of “FOR” votes will be elected. The Company has indicated in its proxy statement that abstentions will have no effect on the outcome of this proposal. The Company has also indicated in its proxy statement that broker discretionary voting is not permitted, and broker non-votes will have no effect on the outcome of the election of directors.

Advisory Vote on Executive Compensation. According to the Company’s proxy statement for the Annual Meeting, although the vote is non-binding, assuming that a quorum is present, approval of the advisory vote on the compensation of the Company’s named executive officers requires the affirmative vote of a majority of the shares of Common Stock present and entitled to vote either in person or represented by proxy at the Annual Meeting. The Company has indicated in its proxy statement that abstentions will have the same effect as a vote against this proposal. The Company has also indicated in its proxy statement that broker discretionary voting is not permitted, and broker non-votes will have no effect on the outcome of the election of directors.

Ratification of the Appointment of Registered Public Accounting Firm. According to the Company’s proxy statement for the Annual Meeting, assuming that a quorum is present, approval of the ratification of the appointment of EisnerAmper LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the shares of Common Stock present and entitled to vote either in person or represented by proxy at the Annual Meeting. The Company has indicated in its proxy statement for the Annual Meeting that abstentions will have the same effect as a vote against this proposal. The Company has also indicated in its proxy statement for the Annual Meeting as follows: (i) broker discretionary voting is not permitted with regards to this proposal if JDS1 delivers its proxy materials to your broker, bank, or other nominee on your behalf; (ii) if JDS1 does not provide you with a GOLD proxy card or voting instruction form, your broker, bank or other nominee will be able to vote your shares with respect to this proposal, and broker non-votes will not be applicable; and (iii) broker non-votes will have no effect on the outcome of this proposal.

Charter Amendment Proposal. According to the Company’s proxy statement for the Annual Meeting, assuming that a quorum is present, approval of the proposal to amend the Company Charter to provide for the declassification of the Board requires the affirmative vote from the holders of at least 66 2/3% of the outstanding shares of Common Stock and abstentions will have the same effect as a vote against this proposal. According to the Company’s proxy statement for the Annual Meeting, broker discretionary voting is not permitted, and broker non-votes will be treated as votes against this proposal.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any of the matters discussed herein that are to be acted upon at the Annual Meeting. If you sign and submit your GOLD proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with JDS1’s recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to JDS1 in care of Kingsdale at the address set forth on the back cover of this Proxy Statement or to the Company at Catalyst Biosciences, Inc., Attention: Corporate Secretary, 611 Gateway Boulevard, Suite 710, South San Francisco, California 94080, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to JDS1 in care of Kingsdale at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Kingsdale may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD AND FOR THE APPROVAL OF THE DECLASSIICATION PROPOSAL, PLEASE SIGN, DATE, AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by JDS1 and the other participants named in this Proxy Statement. Proxies may be solicited by mail, facsimile, telephone, email, internet, including social media, other electronic means, in person, and by advertisements.

JDS1 has entered into an agreement with Kingsdale Advisors for proxy solicitation and strategic advisory services in connection with the solicitation of proxies from the Company’s stockholders for the Annual Meeting, for which Kingsdale Advisors will receive a fee for such services not to exceed $105,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Kingsdale Advisors will solicit proxies from individuals, brokers, banks, bank nominees, and other institutional holders. Kingsdale Advisors will request banks, brokerage houses and other custodians, nominees, and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. JDS1 will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Kingsdale Advisors will employ approximately 20 persons to solicit stockholders for the Annual Meeting. In addition, officers, directors, members, and certain other employees of JDS1 and the other participants named herein may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees.

The entire expense of soliciting proxies is being borne by JDS1. Costs incurred in connection with this solicitation of proxies are currently estimated to be approximately $[●] (including, but not limited to, fees for attorneys, solicitors, and other advisors, and other costs incidental to the solicitation). JDS1 estimates that, through the date hereof, its expenses in connection with this solicitation are approximately $[●]. To the extent legally permissible, if JDS1 is successful at the Annual Meeting in having one or more of the Nominees elected, JDS1 intends to seek reimbursement from the Company for the entire expense it incurs in connection with this solicitation. JDS1 does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are JDS1, CCUR, CIDM II, Mr. Singer, Mr. Oros, and the Nominees.

As of the date hereof, the participants in this solicitation beneficially owned, in the aggregate, 2,403,432 Shares, representing approximately 7.6% of the issued and outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported as owned by the participants is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 29, 2022, as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 9, 2022.

The address of the principal offices of each of JDS1, CIDM II, and Mr. Singer is 2200 Fletcher Avenue, Suite 501, Fort Lee, New Jersey 07024. The address of the principal office of CCUR is 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756. The address of the principal office of Mr. Oros is 702 W. Lake Avenue, Baltimore, Maryland 21210. The address of the principal office of Ms. Lombard is 44 Morse Avenue, Bloomfield, NJ 07003. The address of the principal office of Mr. Stecker is c/o Symbolic Logic, Inc., 9800 Pyramid Court, Suite 400, Englewood, CO 80112. The address of the principal office of Mr. Volshteyn is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

The principal business of JDS1 is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Singer is serving as the managing member of JDS1 and investing assets held in JDS1 and other entities. The principal business of CCUR is financial services and real estate operations, as well as actively exploring the acquisition of operating businesses that provide capital appreciation opportunities. The principal business of CIDM II is serving as the asset manager to CCUR. The principal occupation of Mr. Oros is serving as the Founding Partner of Gamma 3 LLC. The principal occupation of Ms. Lombard is serving as an independent consultant and as the principal of Shelly Lombard, LLC. The principal occupation of Mr. Stecker is serving as the Chairman, President, and Chief Executive Officer of Symbolic Logic. The principal occupation of Mr. Volshteyn is serving as the President and Chief Executive Officer of CCUR.

Each of JDS1, CCUR, and CIDM II is organized under the laws of the State of Delaware. Ms. Lombard and Messrs. Singer, Oros, Stecker, and Volshteyn are citizens of the United States of America.

As of date hereof, JDS1 is the direct beneficial owner of 1,131,577 shares of Common Stock. As of the date hereof, CCUR is the direct beneficial owner of 883,255 shares of Common Stock. Each of JDS1 and Mr. Singer may be deemed affiliates of CCUR due to JDS1’s beneficial ownership of 1,656 shares of CCUR’s issued and outstanding common stock, which comprises approximately 59% of CCUR’s issued and outstanding common stock. Accordingly, as an affiliate of CCUR, JDS1 may also be deemed to beneficially own the 883,255 shares of Common Stock beneficially owned and held directly by CCUR and, including such shares of Common Stock, JDS1 may be deemed to beneficially own, in the aggregate, 2,014,832 shares of Common Stock. As of the date hereof, as the asset manager to CCUR, CIDM II may be deemed to beneficially own the 883,255 shares of Common Stock that CCUR is the direct beneficial owner of. As of the date hereof, Mr. Singer, as the managing member and the sole member of each of JDS1 and CIDM II, may be deemed to beneficially own 2,014,832 shares of Common Stock beneficially owned in the aggregate by JDS1 and CIDM II. Mr. Singer does not directly own any shares of Common Stock. As of the date hereof, Mr. Oros beneficially owned 388,600 shares of Common Stock, which shares of Common Stock are held directly by him. As of the date hereof, none of the Nominees beneficially owned any shares of Common Stock. As disclosed above, CCUR, where Mr. Volshteyn, one of the Nominees, serves as the President and Chief Executive Officer, is the direct beneficial owner of 883,255 shares of Common Stock. Mr. Volshetyn does not own any shares of Common Stock.

The shares of Common Stock purchased by JDS1 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule I. The shares of Common Stock purchased by CCUR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule I. The shares of Common Stock purchased by Mr. Oros were purchased with personal funds in open market purchases, except as otherwise noted in Schedule I.

Each participant in this solicitation may be deemed to be a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 2,403,432 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he, she, or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

On February 14, 2019, CCUR entered into a management agreement, as amended from time to time (the “Management Agreement”), with CIDM LLC (and subsequently assigned to CIDM II). Mr. Singer serves as the managing member and sole member of CIDM II. Pursuant to the Management Agreement, CIDM II (i) provides CCUR with advisory services with respect to the management and allocation of CCUR’s assets, and (ii) exercises discretionary management authority over CCUR’s trading portfolio of marketable securities which includes shares of the Common Stock. CIDM II receives the following compensation for performance under the Management Agreement: (i) an annual management fee equal to 2% of the fair market value of the Assets (as defined in the Management Agreement), payable quarterly in arrears, which payment may be made in cash or through the issuance of contractual stock appreciation rights (“SARs”); (ii) a performance fee, calculated as of the end of each Performance Period (as defined in the Management Agreement), which shall be equal to 20% of the appreciation of end-of-fiscal year net asset value as calculated pursuant to CCUR’s 2019 CCUR Bonus Plan, payable quarterly in arrears through the issuance of SARs; and (iii) a quarterly cash payment of $50,000 for full satisfaction of the related expenses of CIDM II. For purposes of the Management Agreement, “Performance Period” means, with respect to all of the Assets, the period initially commencing on February 14, 2019 (the date of the Management Agreement) and ending on the earliest of (A) December 31 of each year, or (B) any termination of the Management Agreement by either party; and a new Performance Period shall be deemed to commence on the day immediately following the last day of the preceding Performance Period, except in the instance of a termination of the Management Agreement. Pursuant to the 2019 CCUR Bonus Plan, “net asset value” is generally calculated as the amount equal to: (A) total assets (as reflected on CCUR’s audited Balance Sheet for the then-ended calendar year), less (B) all indebtedness and other liabilities of CCUR reflected on such Balance Sheet and determined in accordance with GAAP, including those related to CCUR’s investments to the extent not taken into account in the calculation of the fair market value of such investments included in total assets; provided that for such purposes, the derivative attributable to the conversion feature in any series of preferred stock that CCUR may issue will not be considered a liability. On June 4, 2020, CCUR entered into an Omnibus Amendment Regarding the Management Agreement and SARs Agreements (the “Omnibus Amendment”) by and among CCUR, CIDM II, and CIDM LLC amending certain terms of the Management Agreement, to provide, among other things, that (i) the management fee due to CIDM II shall continue to be payable in SARs for services rendered through the quarter ended June 30, 2020 and thereafter, the management fee shall be payable in cash; (ii) the performance fee shall continue to be payable in SARs, but shall be paid annually in arrears; (iii) the cash value of a SAR grant for the purpose of determining the amount by which it reduces the fees payable under the Management Agreement shall equal $3.50 per Appreciation Right (as defined therein); (iv) the value of the assets on which the management fee and performance fee are based shall be adjusted to exclude any deferred tax assets of CCUR; and (v) prior and future SARs granted under the Management Agreement are exercisable immediately as of the date of grant, subject to any restrictions in the applicable agreement. The Omnibus Amendment also provides that “Performance Period” shall mean, with respect to all of the Assets, the period initially commencing on January 1, 2020 and ending on the earliest of (x) December 31 of each year, or (y) any termination of the Management Agreement by either party; and a new Performance Period shall be deemed to commence on the day immediately following the last day of the preceding Performance Period, except in the instance of a termination of the Management Agreement. Mr. Singer, as the sole member and managing member of CIDM II, may be deemed to earn the performance fee to which CIDM II is entitled in respect of the marketable securities that CIDM II manages on behalf of CCUR, including the Common Stock held by CCUR.

On March 15, 2022, JDS1, acting pursuant to Section 220 of the DGCL delivered the JDS1 Inspection Demand to the Company demanding the right to inspect and make copies of certain books, records, and documents of the Company relating, in large part. to the record and beneficial ownership of the Common Stock. On April 20, 2022, JDS1 filed a complaint against the Company in the Delaware Court of Chancery seeking to compel the Company to produce the documents responsive to the JDS1 Inspection Demand and requesting that the Delaware Court of Chancery order the Company to pay reasonable attorneys’ fees and expenses incurred in connection with the JDS1 Inspection Demand and the related litigation. On April 27, 2022, JDS1 was informed by the Delaware Chancery Court that the Court had scheduled, for May 6, 2022, a hearing on JDS1’s Motion for Expedited Proceedings. On May 2, 2022, taking into consideration that the Company had produced certain records to JDS1 on April 21, 2022 and April 25, 2022 and, by letter dated April 28, 2022, the Company had (i) represented it had produced all documents in its possession, custody, or control responsive to JDS1’s requests as of that date, (ii) committed to promptly produce certain additional documents to JDS1, including, but not limited to, an updated stockholder list as of the record date for the Annual Meeting, and (iii) represented that the date of the Annual Meeting and the associated record date had not been set, JDS1 and the Company executed the Stipulation Vacating Schedule and agreed thereby to remove from the Delaware Chancery Court’s calendar its hearing on JDS1’s Motion for Expedited Proceedings that had been scheduled for May 6, 2022 and to vacate the related schedule for submissions related to that Motion for Expedited Proceedings that the Court had imposed on the Company and JDS1.

On June 15, 2022, JDS1 filed the JDS1 Section 271 Complaint, together with a motion for expedited proceedings, in the Delaware Court of Chancery against the Company and all of the incumbent members of the Company’s Board of Directors (collectively, the “Director Defendants”) seeking declaratory, injunctive, and equitable relief and damages under Section 271 of the DGCL and Delaware fiduciary duty law. The JDS1 Section 271 Complaint alleges, among other things, that the Company violated Section 271 of the DGCL when on May 19, 2022, the Company, without seeking any vote of the Company’s stockholders, entered into, and closed on, the Purchase Agreement. JDS1’s complaint also alleges that the Director Defendants breached their fiduciary duties by, among other ways, knowingly failing to obtain a stockholder vote, as required by Section 271 of the DGCL, for the Transaction which JDS1 contends constituted a sale of substantially all of the assets of the Company. On July 1, 2022, the Delaware Chancery Court held a hearing on JDS1’s motion for expedited proceedings in connection with the JDS1 Section 271 Complaint. Following the hearing, the Delaware Chancery Court denied JDS1’s motion for expedited proceedings. JDS1 believes that the denial of its motion for expedited proceedings in this matter was partly due to the success JDS1 already had, as a result of its litigation, in causing the Company to publicly disclose, and finally make available to stockholders, the Purchase Agreement together with a discussion of some of the related transactional background and negotiations. At the hearing, the Delaware Chancery Court did not rule on the merits of the JDS1 Section 271 Complaint and its ruling was limited to JDS1’s request for expedited proceedings.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the participants in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. Except as set forth in this Proxy Statement, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as set forth in this Proxy Statement, with respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

JDS1 is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which JDS1 is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Kingsdale, at the following address: 745 Fifth Avenue, 5th Floor, New York, NY 10151, or call Kingsdale, in North America, toll-free at 1-888-302-5677 and, outside North America, call collect at 416-867-2272. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information provided herein relating to any person (other than the participants in this solicitation) is provided only to the knowledge of JDS1.

This Proxy Statement is dated July [●], 2022. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, under Rule 14a-8 under the Exchange Act, if you want the Company to include a proposal in the proxy materials for the Company’s 2023 annual meeting of stockholders, the Company must receive the proposal at its executive offices not later than [●], 2023. If the date of next year’s annual meeting is moved more than thirty (30) days before or after the anniversary date of this year’s annual meeting, the deadline for inclusion of proposals in the Company’s proxy statement is instead a reasonable time before the Company begins to print and mail its proxy materials. Such proposals also will need to comply with the SEC’s regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

According to the Company’s proxy statement for the Annual Meeting, the Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in the Company’s proxy materials. According to the Company’s proxy statement for the Annual Meeting, stockholders must provide notice of any business that they wish to submit for consideration at the Company’s 2023 annual meeting of stockholders to the Company, and addressed to the attention of the Company’s Secretary, at the Company’s principal executive offices at 611 Gateway Boulevard, Suite 710, South San Francisco, California 94080 no later than [●], 2023 and no earlier than [●], 2023. However, according to the Company’s proxy statement for the Annual Meeting, if the date of the 2023 annual meeting of stockholders advances by more than thirty (30) days or is delayed by more than sixty (60) days from [●], 2023 (the first anniversary of the date of the Annual Meeting), the deadline will instead be not later than the close of business on the ninetieth (90th) day prior to such annual meeting or, if the first public disclosure of the date of such annual meeting is less than one hundred (100) days prior to such annual meeting, the close of business on the tenth (10th) day following such first public disclosure.

According to the Company’s proxy statement for the Annual Meeting, in addition to satisfying the foregoing requirements under the Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than [●], 2023; provided that if the date of the Company’s annual meeting has changed by more than thirty (30) calendar days from the previous year, then notice must be provided by the later of sixty (60) calendar days prior to the date of the annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made by the Company.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by JDS1 that such procedures are legal, valid, enforceable, or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

JDS1, LLC

July [●], 2022

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

JDS1, LLC

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	9,900	28.1823	2/21/2018
Purchase of Common Stock	5,100	27.0422	2/22/2018
Purchase of Common Stock	2,500	24.8379	2/23/2018
Purchase of Common Stock	5,000	25.7750	2/27/2018
Short Sale of Put Option (Open)- Puts@$20;4/20/18[1]	(2,000)	1.5000	2/28/2018
Short Sale of Put Option (Open)- Puts@$22.50;6/15/18[2]	(5,000)	2.2500	3/5/2018
Short Sale of Put Option (Open)- Puts@$22.50;4/20/18[3]	(10,000)	0.8920	3/7/2018
Short Sale of Put Option (Open)- Puts@$22.50;4/20/18[4]	(2,500)	1.1500	3/9/2018
Short Sale of Put Option (Open)- Puts@$22.50;5/18/18[5]	(10,000)	1.5000	3/20/2018
Short Sale of Put Option (Open)- Puts@$20;6/15/18[6]	(10,000)	1.5500	4/12/2018

1 Represents American-style put options sold short in the over-the-counter market. These put options expired on April 20, 2018.

2 Represents American-style put options sold short in the over-the-counter market. These put options expired on June 15, 2018.

3 Represents American-style put options sold short in the over-the-counter market. These put options expired on April 20, 2018.

4 Represents American-style put options sold short in the over-the-counter market. These put options expired on April 20, 2018.

5 Represents American-style put options sold short in the over-the-counter market. These put options expired on May 18, 2018.

6 Represents American-style put options sold short in the over-the-counter market. These put options expired on June 15, 2018.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open)- Puts@$25;5/18/18[7]	(20,000)	0.7620	4/27/2018
Short Sale of Put Option (Open)- Puts@$25;6/15/18[8]	(10,000)	1.5000	5/7/2018
Short Sale of Put Option (Open)- Puts@$20;9/21/18[9]	(5,000)	2.0000	5/17/2018
Purchase of Common Stock	7,500	25.6124	5/22/2018
Purchase of Common Stock	2,500	23.6000	5/24/2018
Short Sale of Call Option- Calls@$25.00;6/15/18[10]	(5,000)	1.0500	6/14/2018
Sale of Common Stock (Call Assigned)	(5,000)	25.0000	6/15/2018
Purchase of Common Stock	10,000	10.1109	6/19/2018
Purchase of Common Stock	5,000	9.7500	6/19/2018
Purchase of Common Stock	25,000	10.1109	6/20/2018
Purchase of Call Options (Open) - Calls@$10;9/21/18[11]	400	2.5000	6/25/2018
Purchase of Call Options (Open) - Calls@$10;9/21/18[12]	5,000	2.8000	6/27/2018

7 Represents American-style put options sold short in the over-the-counter market. These put options expired on May 18, 2018.

8 Represents American-style put options sold short in the over-the-counter market. These put options expired on June 15, 2018.

9 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 21, 2018.

10 Represents American-style call options sold short in the over-the-counter market. These call options would have expired on June 15, 2018.

11 Represents American-style call options purchased in the over-the-counter market. These call options would have expired on September 21, 2018.

12 Represents American-style call options purchased in the over-the-counter market. These call options would have expired on September 21, 2018.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open)- Puts@$10;7/20/18[13]	(15,000)	0.6667	7/11/2018
Short Sale of Put Option (Open)- Puts@$10;8/17/18[14]	(5,000)	1.0000	7/13/2018
Purchase of Common Stock	20,000	12.2831	7/18/2018
Purchase of Common Stock	2,500	10.9490	7/19/2018
Purchase of Put Option (Close) - Puts@$10;7/20/18[15]	15,000	0.1500	7/20/2018
Short Sale of Put Option (Open)- Puts@$12.50;9/21/18[16]	(10,000)	3.2070	7/20/2018
Short Sale of Put Option (Open)- Puts@$7.50;12/21/18[17]	(10,000)	1.1500	7/20/2018
Short Sale of Put Option (Open)- Puts@$10;8/17/18[18]	(5,000)	0.7500	7/23/2018
Purchase of Common Stock (Put Assigned)[19]	4,200	20.0000	8/22/2018
Short Sale of Put Option (Open)- Puts@$10;10/19/18[20]	(5,000)	1.1000	9/10/2018

13 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on July 20, 2018.

14 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 17, 2018.

15 Represents American-style put options purchased in the over-the-counter market to cover short sales of American-style put options in the open market on July 11, 2018. These put options would have expired on July 20, 2018.

16 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 21, 2018.

17 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 21, 2018.

18 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 17, 2018.

19 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $20.00 and would have expired on September 21, 2018.

20 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on October 19, 2018.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	300	9.9500	9/10/2018
Sale of Common Stock	(300)	10.1116	9/10/2018
Purchase of Common Stock	5,000	9.9690	9/11/2018
Purchase of Common Stock	3,800	9.0500	9/18/2018
Purchase of Common Stock (Put Assigned)[21]	700	12.5000	9/19/2018
Purchase of Common Stock (Put Assigned)[22]	800	20.0000	9/21/2018
Purchase of Common Stock (Call Exercised)	400	10.0000	9/21/2018
Purchase of Common Stock (Call Exercised)	5,000	10.0000	9/21/2018
Purchase of Common Stock (Put Assigned)[23]	9,300	12.5000	9/21/2018
Purchase of Common Stock	4,000	10.1993	9/26/2018
Short Sale of Put Option (Open)- Puts@$10;10/19/18[24]	(25,000)	0.5250	10/1/2018
Short Sale of Put Option (Open)-Puts@$12.50;11/16/18[25]	(10,000)	2.2500	10/3/2018

21 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on September 21, 2018.

22 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $20.00 and would have expired on September 21, 2018.

23 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on September 21, 2018.

24 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on October 19, 2018.

25 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on November 16, 2018.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open)- Puts@$12.50;11/16/18[26]	(5,000)	2.4000	10/5/2018
Short Sale of Put Option (Open)- Puts@$10;11/16/18[27]	(5,000)	0.9500	10/5/2018
Purchase of Common Stock	1,554	10.2000	10/8/2018
Purchase of Common Stock	1,201	10.2000	10/9/2018
Purchase of Common Stock	10,000	10.1577	10/10/2018
Short Sale of Put Option (Open)- Puts@$10;11/16/18[28]	(5,000)	1.0000	10/10/2018
Purchase of Common Stock	10,000	9.7061	10/11/2018
Purchase of Common Stock	3,087	10.0968	10/17/2018
Purchase of Common Stock (Put Assigned)[29]	30,000	10.0000	10/19/2018
Purchase of Common Stock	10,000	8.9820	10/24/2018
Short Sale of Put Option (Open)- Puts@$10;11/16/18[30]	(5,000)	1.2500	10/26/2018
Purchase of Common Stock	10,000	8.7499	10/30/2018

26 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on November 16, 2018.

27 Represents American-style put options sold short in the over-the-counter market. These put options expired on November 16, 2018.

28 Represents American-style put options sold short in the over-the-counter market. These put options expired on November 16, 2018.

29 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on October 19, 2018.

30 Represents American-style put options sold short in the over-the-counter market. These put options expired on November 16, 2018.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open)- Puts@$12.50;12/21/18[31]	(10,000)	2.5000	11/13/2018
Short Sale of Put Option (Open)- Puts@$10;12/21/18[32]	(4,700)	1.0500	11/14/2018
Purchase of Common Stock (Put Assigned)[33]	15,000	12.5000	11/16/2018
Short Sale of Put Option (Open)- Puts@$12.50;1/18/19[34]	(600)	2.7500	11/26/2018
Short Sale of Put Option (Open)- Puts@$10;1/18/19[35]	(5,000)	1.1000	11/27/2018
Short Sale of Put Option (Open)- Puts@$10;12/21/18[36]	(15,000)	0.8500	12/3/2018
Purchase of Common Stock	4,518	9.9000	12/6/2018
Short Sale of Put Option (Open)- Puts@$10;1/18/19[37]	(2,700)	1.2500	12/13/2018
Purchase of Common Stock	10,000	9.8991	12/13/2018
Purchase of Put Option (Close) - Puts@$7.50;12/21/18[38]	10,000	0.2000	12/19/2018

31 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 21, 2018.

32 Represents American-style put options sold short in the over-the-counter market. These put options expired on December 21, 2018.

33 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on November 16, 2018.

34 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on January 18, 2019.

35 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on January 18, 2019.

36 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 21, 2018.

37 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on January 18, 2019.

38 Represents American-style put options purchased in the over-the-counter market to cover short sales of American-style put options in the open market on July 20, 2018. These put options expired on December 21, 2018.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock (Put Assigned)[39]	7,100	12.5000	12/19/2018
Purchase of Common Stock (Put Assigned)[40]	1,000	12.5000	12/20/2018
Purchase of Common Stock (Put Assigned)[41]	2,500	10.0000	12/20/2018
Purchase of Common Stock (Put Assigned)[42]	1,900	12.5000	12/21/2018
Purchase of Common Stock (Put Assigned)[43]	4,700	10.0000	12/21/2018
Purchase of Common Stock (Put Assigned)[44]	12,500	10.0000	12/21/2018
Purchase of Common Stock	25,000	6.7900	12/21/2018
Purchase of Common Stock (Put Assigned)[45]	7,700	10.0000	1/18/2019
Purchase of Common Stock (Put Assigned)[46]	600	12.5000	1/18/2019
Short Sale of Put Option (Open)- Puts@$7.50;2/15/19[47]	(15,000)	0.2500	2/6/2019

39 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on December 21, 2018.

40 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on December 21, 2018.

41 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on December 21, 2018.

42 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on December 21, 2018.

43 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on December 21, 2018.

44 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on December 21, 2018.

45 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $10.00 and would have expired on January 18, 2019.

46 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $12.50 and would have expired on January 18, 2019.

47 Represents American-style put options sold short in the over-the-counter market. These put options expired on February 15, 2019.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	25,000	7.8499	2/8/2019
Liquidating Distribution[48]	55,978	8.1100	4/10/2019
Short Sale of Put Option (Open)- Puts@$7.50;7/19/19[49]	(15,000)	0.4000	5/29/2019
Short Sale of Call Option (Open)- Calls@$12.50;7/19/19[50]	(15,000)	0.1000	5/29/2019
Short Sale of Call Option (Open)- Calls@$12.50;7/19/19[51]	(5,000)	0.1500	7/5/2019
Short Sale of Call Options (Open)-Calls@$15;8/16/19[52]	(5,000)	15.0000	7/5/2019
Short Sale of Put Option (Open)- Puts@$7.50;12/20/19[53]	(11,300)	1.0000	7/18/2019
Short Sale of Put Option (Open)- Puts@$7.50;9/20/19[54]	(10,000)	0.7500	8/12/2019
Short Sale of Put Option (Open)- Puts@$7.50;12/20/19[55]	(5,000)	1.3900	8/13/2019

48 Represents a liquidating distribution of Common Stock received from Actinium Capital LP, a Delaware limited partnership (“Actinium”), in connection with the liquidation and dissolution of Actinium. Prior to the liquidation and dissolution of Actinium, (i) Mr. Singer served as a Manager of Actinium’s General Partner, Actinium Capital GP LLC, and (ii) Mr. Oros’ son Erik Oros also served as a Manager of Actinium’s General Partner, Actinium Capital GP LLC.

49 Represents American-style put options sold short in the over-the-counter market. These put options expired on July 19, 2019.

50 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

51 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

52 Represents American-style call options sold short in the over-the-counter market. These call options expired on August 16, 2019.

53 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 20, 2019.

54 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 20, 2019.

55 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on December 20, 2019.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock (Put Assigned)[56]	9,300	7.5000	9/18/2019
Purchase of Common Stock (Put Assigned)[57]	700	7.5000	9/20/2019
Purchase of Common Stock (Put Assigned)[58]	700	7.5000	11/20/2019
Purchase of Common Stock (Put Assigned)[59]	1,300	7.5000	12/5/2019
Purchase of Common Stock (Put Assigned)[60]	4,500	7.5000	12/16/2019
Purchase of Common Stock (Put Assigned)[61]	9,800	7.5000	12/20/2019
Purchase of Common Stock[62]	125,000	6.5000	2/13/2020
Short Sale of Put Option (Open)-Puts@$7.50;3/20/20[63]	(10,000)	1.0140	2/20/2020
Purchase of Common Stock	20,294	6.0438	2/26/2020
Purchase of Common Stock (Put Assigned)[64]	9,200	7.5000	3/18/2020

56 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

57 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

58 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on December 20, 2019.

59 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

60 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

61 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 20, 2019.

62Represents shares of Common Stock purchased pursuant to the Company’s underwritten public offering.

63 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on March 20, 2020.

64 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock (Put Assigned)[65]	800	7.5000	3/20/2020
Short Sale of Put Option (Open)-Puts@$5;8/21/20[66]	(20,000)	0.3500	7/1/2020
Short Sale of Put Option (Open)-Puts@$5;8/21/20[67]	(10,000)	0.3000	7/1/2020
Short Sale of Put Option (Open)-Puts@$5;8/21/20[68]	(1,300)	0.4500	7/14/2020
Short Sale of Put Option (Open)-Puts@$5;9/18/20[69]	(15,000)	0.5333	7/29/2020
Short Sale of Put Option (Open)-Puts@$5;9/18/20[70]	(10,000)	0.4500	8/24/2020
Purchase of Common Stock (Put Assigned)[71]	10,000	5.0000	9/18/2020
Purchase of Common Stock (Put Assigned)[72]	15,000	5.0000	9/18/2020
Short Sale of Put Option (Open)-Puts@$5;6/18/21[73]	(6,300)	0.6200	1/19/2021

65 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

66 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

67 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

68 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

69 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020

70 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

71 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

72 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

73 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open)-Puts@$5;3/19/21[74]	(28,900)	0.1500	1/22/2021
Short Sale of Put Option (Open)-Puts@$5;3/19/21[75]	(11,100)	0.1500	1/25/2021
Short Sale of Put Option (Open)-Puts@$5;6/18/21[76]	(25,000)	0.4500	2/16/2021
Short Sale of Put Option (Open)-Puts@$5;6/18/21[77]	(25,000)	0.6500	2/23/2021
Short Sale of Put Option (Open)-Puts@$5;6/18/21[78]	(25,000)	0.3000	3/18/2021
Purchase of Common Stock (Put Assigned)[79]	81,300	5.0000	6/18/2021
Purchase of Common Stock	20,000	1.8438	11/12/2021
Purchase of Common Stock	50,000	1.0129	12/16/2021
Purchase of Common Stock	25,000	0.9983	12/22/2021
Purchase of Common Stock	25,000	0.9496	12/28/2021
Purchase of Common Stock	351,145	0.9782	5/23/2022

74 Represents American-style put options sold short in the over-the-counter market. These put options expired on March 19, 2021.

75 Represents American-style put options sold short in the over-the-counter market. These put options expired on March 19, 2021.

76 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

77 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

78 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

79 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on June 18, 2021.

CCUR HOLDINGS, INC

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open) - @$7.50;6/21/19[80]	(25,000)	0.2000	3/7/2018
Purchase of Common Stock	55,000	10.4295	6/22/2018
Purchase of Common Stock	19,100	10.8492	7/19/2018
Purchase of Common Stock	3,000	8.6800	10/30/2018
Purchase of Common Stock	10,539	8.9336	10/31/2018
Purchase of Common Stock	12,361	8.6800	11/27/2018
Purchase of Common Stock	17,000	10.8492	2/7/2019
Purchase of Common Stock	8,000	10.4295	2/8/2019
Short Sale of Put Option (Open) - Puts@$7.50;7/19/19[81]	(15,000)	0.4000	5/29/2019
Short Sale of Call Option (Open) - Calls@$12.50;7/19/19[82]	(15,000)	0.1000	5/29/2019
Purchase of Common Stock (Puts Assigned)[83]	25,000	7.5000	6/21/2019

80 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 21, 2019.

81 Represents American-style put options sold short in the over-the-counter market. These put options expired on July 19, 2019.

82 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

83 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on June 21, 2019.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Call Option (Open) - Calls@$10.00;7/19/19[84]	(5,000)	0.1500	7/3/2019
Short Sale of Call Option (Open) - Calls@$10.00;7/19/19[85]	(6,000)	0.1500	7/3/2019
Short Sale of Call Option (Open) - Calls@$10.00;7/19/19[86]	(25,000)	0.4100	7/5/2019
Short Sale of Call Option (Open) - Calls@$10.00;7/19/19[87]	(5,000)	0.2000	7/5/2019
Purchase of Common Stock[88]	125,000	6.5000	2/13/2020
Short Sale of Put Option (Open) - Puts@$7.50;3/20/20[89]	(15,000)	1.0046	2/20/2020
Purchase of Common Stock (Puts Assigned)[90]	12,100	7.5000	3/18/2020
Purchase of Common Stock (Puts Assigned)[91]	2,900	7.5000	3/20/2020
Short Sale of Put Option (Open) - Puts@$5;8/21/20[92]	(20,000)	0.3000	7/1/2020

84 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

85Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

86 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

87 Represents American-style call options sold short in the over-the-counter market. These call options expired on July 19, 2019.

88 Represents shares of Common Stock purchased pursuant to the Company’s underwritten public offering.

89 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on March 20, 2020.

90 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

91 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on March 20, 2020.

92 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on August 21, 2020.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Short Sale of Put Option (Open) - Puts@$5;9/18/20[93]	(7,700)	0.5500	7/7/2020
Short Sale of Put Option (Open) - Puts@$5;9/18/20[94]	(7,700)	0.5500	7/8/2020
Short Sale of Put Option (Open) - Puts@$5;8/21/20[95]	(5,000)	0.4500	7/14/2020
Purchase of Common Stock (Puts Assigned)[96]	15,400	5.0000	9/18/2020
Short Sale of Put Option (Open) - Puts@$5;6/18/21[97]	(6,200)	0.6200	1/19/2021
Short Sale of Put Option (Open) - Puts@$5;3/19/21[98]	(30,000)	0.1500	1/25/2021
Short Sale of Put Option (Open) - Puts@$5;6/18/21[99]	(25,000)	0.6500	2/23/2021
Purchase of Put Option (Close) - Puts@$5;6/18/21100	31,200	0.6000	6/14/2021
Purchase of Common Stock	30,000	1.8790	11/12/2021
Purchase of Common Stock	25,000	1.6428	11/16/2021

93 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

94 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

95 Represents American-style put options sold short in the over-the-counter market. These put options expired on August 21, 2020.

96 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

97 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

98 Represents American-style put options sold short in the over-the-counter market. These put options expired on March 19, 2021.

99 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on June 18, 2021.

100 Represents American-style put options purchased in the over-the-counter market to cover short sales of American-style put options in the open market on January 19, 2021 and February 23, 2021. These put options expired on June 18, 2021.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	42,138	0.9988	12/16/2021
Purchase of Common Stock	7,862	1.0000	12/17/2021
Purchase of Common Stock	25,000	1.0000	12/27/2021
Purchase of Common Stock	25,000	0.9182	12/29/2021
Purchase of Common Stock	71,700	0.5835	2/24/2022
Purchase of Common Stock	351,155	0.9782	5/23/2022

DAVID S. OROS

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	26,927	6.4259	2/13/2020
Purchase of Common Stock	15,353	6.3353	2/13/2020
Purchase of Common Stock	7,720	6.3814	2/13/2020
Purchase of Common Stock	5,000	6.3700	6/18/2020
Short Sale of Put Option (Open) - Puts@$7.50;08/21/20101	(10,100)	1.2000	6/24/2020
Short Sale of Put Option (Open) - Puts@$7.50;09/18/20102	(3,600)	1.3000	6/25/2020
Short Sale of Put Option (Open) - Puts@$7.50;09/04/20103	(16,300)	1.3000	6/25/2020
Short Sale of Put Option (Open) - Puts@$5.00;09/18/20104	(22,000)	0.8000	6/30/2020
Short Sale of Put Option (Open) - Puts@$7.50;09/18/20105	(10,000)	1.5000	6/30/2020
Purchase of Common Stock (Puts Assigned)106	10,100	7.5000	8/21/2020
Purchase of Common Stock (Puts Assigned)107	3,600	7.5000	8/27/2020
Sale of Common Stock	(1,500)	5.0276	8/27/2020

101 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on August 21,2020.

102 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

103 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 4, 2020.

104 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

105 Represents American-style put options sold short in the over-the-counter market. These put options would have expired on September 18, 2020.

106 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on August 21, 2020.

107 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 18, 2020.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(1,500)	5.0014	8/28/2020
Purchase of Common Stock (Puts Assigned)108	16,300	7.5000	9/4/2020
Sale of Common Stock	(1,500)	4.5502	9/9/2020
Sale of Common Stock	(1,500)	4.7500	9/10/2020
Sale of Common Stock	(1,500)	4.7375	9/14/2020
Sale of Common Stock	(1,500)	4.8707	9/15/2020
Sale of Common Stock	(1,500)	4.9051	9/16/2020
Purchase of Common Stock (Puts Assigned)109	22,000	5.0000	9/18/2020
Purchase of Common Stock (Puts Assigned)110	10,000	7.5000	9/18/2020
Sale of Common Stock	(1,500)	4.9400	9/18/2020
Sale of Common Stock	(1,500)	4.4913	9/30/2020
Sale of Common Stock	(1,500)	4.6510	10/6/2020
Sale of Common Stock	(1,500)	4.6099	10/7/2020
Sale of Common Stock	(1,500)	5.2000	10/14/2020
Sale of Common Stock	(1,500)	5.2635	10/14/2020
Sale of Common Stock	(1,500)	6.0500	10/16/2020
Sale of Common Stock	(1,500)	6.4817	10/16/2020
Sale of Common Stock	(1,500)	5.1000	10/22/2020
Sale of Common Stock	(1,500)	5.6980	10/27/2020

108 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 4, 2020.

109 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $5.00 and would have expired on September 18, 2020.

110 Represents shares of Common Stock underlying American-style put options that were assigned. These put options had a strike price of $7.50 and would have expired on September 18, 2020.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(1,500)	5.6913	11/3/2020
Sale of Common Stock	(1,500)	5.5567	11/5/2020
Sale of Common Stock	(1,500)	5.5802	11/9/2020
Sale of Common Stock	(1,500)	5.8000	11/11/2020
Sale of Common Stock	(1,500)	5.9296	11/12/2020
Sale of Common Stock	(1,500)	5.9901	11/16/2020
Sale of Common Stock	(1,500)	5.8247	11/18/2020
Sale of Common Stock	(1,500)	5.8116	11/24/2020
Sale of Common Stock	(1,500)	5.9310	11/30/2020
Sale of Common Stock	(1,500)	6.1154	12/1/2020
Sale of Common Stock	(3)	7.1000	12/14/2020
Sale of Common Stock	(2,000)	6.4610	12/14/2020
Sale of Common Stock	(2,497)	7.0928	12/14/2020
Sale of Common Stock	(2,500)	6.8979	12/14/2020
Sale of Common Stock	(2,500)	6.9878	12/14/2020
Sale of Common Stock	(3,000)	6.6961	12/14/2020
Sale of Common Stock	(3,000)	6.8023	12/14/2020
Sale of Common Stock	(200)	6.9900	12/15/2020
Sale of Common Stock	(2,800)	6.9564	12/15/2020
Sale of Common Stock	(3,000)	7.0139	12/15/2020
Sale of Common Stock	(2,000)	6.9050	12/16/2020
Sale of Common Stock	(2,000)	6.1982	12/30/2020
Sale of Common Stock	(1,500)	6.0984	1/6/2021
Sale of Common Stock	(1,500)	6.1516	1/6/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(2,000)	6.2249	1/6/2021
Sale of Common Stock	(2,000)	6.3332	1/6/2021
Sale of Common Stock	(100)	6.2700	1/11/2021
Sale of Common Stock	(1,500)	6.1773	1/11/2021
Sale of Common Stock	(1,500)	6.1870	1/11/2021
Sale of Common Stock	(1,900)	6.2679	1/11/2021
Sale of Common Stock	(1,500)	6.3801	1/12/2021
Sale of Common Stock	(2,000)	6.6194	1/14/2021
Sale of Common Stock	(2,000)	6.4188	1/14/2021
Sale of Common Stock	(2,000)	6.5347	1/14/2021
Sale of Common Stock	(2,000)	6.6576	1/14/2021
Sale of Common Stock	(300)	6.6620	1/19/2021
Sale of Common Stock	(300)	6.5801	1/19/2021
Sale of Common Stock	(300)	6.6501	1/19/2021
Sale of Common Stock	(600)	6.6010	1/19/2021
Sale of Common Stock	(1,500)	6.6167	1/19/2021
Sale of Common Stock	(1,500)	6.6720	1/19/2021
Sale of Common Stock	(1,500)	6.7500	1/20/2021
Sale of Common Stock	(1,500)	6.7727	1/20/2021
Sale of Common Stock	(2,000)	6.6775	1/20/2021
Sale of Common Stock	(1,500)	6.5313	1/21/2021
Sale of Common Stock	(1,500)	6.5747	1/21/2021
Sale of Common Stock	(2,000)	6.6884	1/21/2021
Sale of Common Stock	(4,000)	5.8448	1/27/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(2,000)	5.7508	2/1/2021
Sale of Common Stock	(2,000)	5.9067	2/1/2021
Sale of Common Stock	(2,000)	5.9000	2/2/2021
Sale of Common Stock	(2,000)	5.7953	2/3/2021
Sale of Common Stock	(2,000)	5.9400	2/8/2021
Sale of Common Stock	(2,000)	5.9600	2/8/2021
Sale of Common Stock	(2,000)	6.1509	2/9/2021
Sale of Common Stock	(3,000)	6.1225	2/9/2021
Sale of Common Stock	(3,000)	6.5600	2/9/2021
Sale of Common Stock	(3,000)	7.0800	2/10/2021
Sale of Common Stock	(100)	7.1500	2/17/2021
Sale of Common Stock	(2,900)	7.1485	2/17/2021
Sale of Common Stock	(2,000)	6.3093	3/3/2021
Sale of Common Stock	(1,500)	6.0626	3/16/2021
Sale of Common Stock	(1,500)	6.0644	3/16/2021
Sale of Common Stock	(2,000)	5.2700	3/25/2021
Sale of Common Stock	(3,000)	5.1210	3/25/2021
Sale of Common Stock	(197)	5.2010	4/1/2021
Sale of Common Stock	(1,803)	5.2060	4/1/2021
Sale of Common Stock	(2,000)	5.2100	4/1/2021
Sale of Common Stock	(3,000)	5.1448	4/5/2021
Sale of Common Stock	(3,000)	5.1969	4/5/2021
Sale of Common Stock	(3,000)	5.1023	4/7/2021
Sale of Common Stock	(3,500)	5.1601	4/14/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(200)	4.8510	4/15/2021
Sale of Common Stock	(3,800)	4.8521	4/15/2021
Sale of Common Stock	(1,000)	4.9400	4/21/2021
Sale of Common Stock	(2,000)	5.0766	4/28/2021
Sale of Common Stock	(2,000)	5.4100	4/29/2021
Short Sale of Call Option (Open) - Calls@$5.00;09/17/21111	(8,500)	0.9500	5/19/2021
Sale of Common Stock	(2,000)	4.4404	6/9/2021
Sale of Common Stock	(2,000)	4.6500	6/10/2021
Sale of Common Stock	(2,000)	4.5236	6/14/2021
Sale of Common Stock	(3,000)	4.4210	7/12/2021
Sale of Common Stock	(3,000)	4.4703	7/20/2021
Sale of Common Stock	(2,000)	4.5118	7/21/2021
Sale of Common Stock	(3,000)	4.3297	7/28/2021
Sale of Common Stock	(3,000)	4.1550	8/5/2021
Sale of Common Stock	(2,765)	4.3300	8/6/2021
Sale of Common Stock	(200)	4.3010	8/6/2021
Sale of Common Stock	(35)	4.3100	8/6/2021
Sale of Common Stock	(1)	4.1200	8/23/2021
Sale of Common Stock	(499)	4.1035	8/23/2021
Sale of Common Stock	(1,500)	4.1200	8/23/2021
Sale of Common Stock	(2,000)	4.1151	8/24/2021
Sale of Common Stock	(1,000)	4.3802	8/26/2021

111 Represents American-style call options sold short in the over-the-counter market. These call options would have expired on September 17, 2021.

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(1,000)	4.3835	8/26/2021
Sale of Common Stock	(3,000)	4.6042	8/27/2021
Sale of Common Stock	(2,000)	4.6846	8/31/2021
Sale of Common Stock	(2,800)	4.6700	8/31/2021
Sale of Common Stock	(1,396)	4.6003	8/31/2021
Sale of Common Stock	(6)	4.6150	8/31/2021
Sale of Common Stock	(100)	4.6150	8/31/2021
Sale of Common Stock	(1,000)	4.3150	9/9/2021
Sale of Common Stock	(3,000)	4.6700	9/10/2021
Sale of Common Stock	(100)	4.9000	9/15/2021
Sale of Common Stock	(1,800)	4.9050	9/15/2021
Sale of Common Stock	(100)	4.9000	9/15/2021
Sale of Common Stock	(100)	4.9000	9/15/2021
Sale of Common Stock	(3,000)	4.7834	9/14/2021
Sale of Common Stock (Calls Assigned)	(8,500)	5.0000	9/17/2021
Sale of Common Stock	(1,500)	4.8045	9/23/2021
Sale of Common Stock	(1,469)	4.9524	9/27/2021
Sale of Common Stock	(31)	4.9400	9/27/2021
Sale of Common Stock	(100)	4.9400	9/27/2021
Sale of Common Stock	(100)	4.9400	9/27/2021
Sale of Common Stock	(200)	4.9440	9/27/2021
Sale of Common Stock	(100)	4.9500	9/27/2021
Sale of Common Stock	(2,000)	4.1610	10/14/2021
Sale of Common Stock	(2,000)	3.6100	10/22/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Sale of Common Stock	(2,000)	3.5590	10/22/2021
Sale of Common Stock	(15)	3.3602	10/28/2021
Sale of Common Stock	(885)	3.3600	10/28/2021
Sale of Common Stock	(200)	3.3640	10/28/2021
Sale of Common Stock	(1,100)	3.3700	10/28/2021
Sale of Common Stock	(300)	3.3700	10/28/2021
Sale of Common Stock	(2,000)	3.3502	10/28/2021
Purchase of Common Stock	10,256	1.8100	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	2,000	1.8100	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	500	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	1,200	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	200	1.8000	11/12/2021
Purchase of Common Stock	10	1.8000	11/12/2021
Purchase of Common Stock	600	1.8000	11/12/2021
Purchase of Common Stock	230	1.7990	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.8000	11/12/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100	1.8000	11/12/2021
Purchase of Common Stock	100	1.7990	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7850	11/12/2021
Purchase of Common Stock	100	1.7850	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	92	1.7900	11/12/2021
Purchase of Common Stock	1,000	1.7900	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	200	1.7900	11/12/2021
Purchase of Common Stock	8	1.7890	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7900	11/12/2021
Purchase of Common Stock	100	1.7890	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	900	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	142	1.7800	11/12/2021
Purchase of Common Stock	16	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	500	1.7800	11/12/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	23	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	200	1.7800	11/12/2021
Purchase of Common Stock	23	1.7800	11/12/2021
Purchase of Common Stock	1,000	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	900	1.7750	11/12/2021
Purchase of Common Stock	100	1.7800	11/12/2021
Purchase of Common Stock	200	1.7790	11/12/2021
Purchase of Common Stock	200	1.7750	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	500	1.7750	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	600	1.7700	11/12/2021
Purchase of Common Stock	100	1.7750	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	1,700	1.7800	11/12/2021
Purchase of Common Stock	7	1.7700	11/12/2021
Purchase of Common Stock	93	1.7700	11/12/2021
Purchase of Common Stock	800	1.7700	11/12/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	200	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	900	1.7700	11/12/2021
Purchase of Common Stock	193	1.7700	11/12/2021
Purchase of Common Stock	7	1.7650	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	200	1.7700	11/12/2021
Purchase of Common Stock	800	1.7700	11/12/2021
Purchase of Common Stock	200	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	77	1.7700	11/12/2021
Purchase of Common Stock	700	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	23	1.7700	11/12/2021
Purchase of Common Stock	600	1.7700	11/12/2021
Purchase of Common Stock	351	1.7700	11/12/2021
Purchase of Common Stock	751	1.7700	11/12/2021
Purchase of Common Stock	26	1.7700	11/12/2021
Purchase of Common Stock	249	1.7700	11/12/2021
Purchase of Common Stock	23	1.7700	11/12/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100	1.7700	11/12/2021
Purchase of Common Stock	500	1.7650	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	100	1.7650	11/12/2021
Purchase of Common Stock	65	1.7700	11/12/2021
Purchase of Common Stock	135	1.7700	11/12/2021
Purchase of Common Stock	77	1.7700	11/12/2021
Purchase of Common Stock	23	1.7650	11/12/2021
Purchase of Common Stock	10,000	1.7700	11/12/2021
Purchase of Common Stock	11,800	1.0300	12/14/2021
Purchase of Common Stock	600	1.0200	12/14/2021
Purchase of Common Stock	200	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	600	1.0200	12/14/2021
Purchase of Common Stock	5,900	1.0300	12/14/2021
Purchase of Common Stock	800	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	404	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	1,000	1.0200	12/14/2021
Purchase of Common Stock	100	1.0200	12/14/2021
Purchase of Common Stock	396	1.0200	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	500	1.0100	12/14/2021
Purchase of Common Stock	300	1.0100	12/14/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	4,164	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	2,300	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	379	1.0100	12/14/2021
Purchase of Common Stock	1,000	1.0100	12/14/2021
Purchase of Common Stock	3	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	300	1.0100	12/14/2021
Purchase of Common Stock	37	1.0100	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	117	1.0100	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0100	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	100	1.0050	12/14/2021

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	100	1.0050	12/14/2021
Purchase of Common Stock	10,000	1.0100	12/14/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	10,000	1.0200	12/16/2021
Purchase of Common Stock	50,000	1.21	5/24/2022

SCHEDULE II

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table, and the accompanying disclosure, is reprinted from the Company’s preliminary proxy statement filed with the SEC on July 8, 2022

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of July 15, 2022, for:

(1)	each person or group of affiliated persons known by the Company to be the beneficial owner of more than 5% of the Common Stock;

(2)	each of the Company’s Named Executive Officers;

(3)	each of the Company’s directors; and

(4)	all current executive officers and directors of the Company as a group.

Applicable percentage ownership is based on [●] shares of Common Stock outstanding at July 15, 2022. The Company has determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of Common Stock deemed outstanding includes shares issuable upon exercise of options or warrants, or the conversion of convertible notes, held by the respective person or group that may be exercised or converted within 60 days after July 15, 2022. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable, and notes convertible, within sixty (60) days after July 15, 2022 are included for that person or group, but not the stock options of any other person or group.

Unless otherwise indicated and subject to applicable community property laws, to the Company’s knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed in the table is c/o Catalyst Biosciences, Inc., 611 Gateway Blvd., Suite 710, S. San Francisco, CA 94080.

Name	Number of Shares Owned and Nature of Beneficial Ownership	Percent of Class
5% or Greater Stockholders
Nantahala Capital Management, LLC	2,761,660(1)
JEC II Associates, LLC	2,505,000(2)
JDS1, LLC	2,403,432(3)
Assenganon S.A.	1,876,898(4)
Laurence W. Lytton	1,864,115(5)
Renaissance Technologies LLC	1,771,908(6)
OrbiMed Capital LLC	1,729,402(7)
Directors and Named Executive Officers
Nassim Usman, Ph.D.	678,552(8)
Grant Blouse	107,428(9)
Seline Miller	8,917(10)
Clinton Musil	—
Howard Levy	207,934(11)
Augustine Lawlor	89,288(12)
Andrea Hunt	67,228(13)
Eddie Williams	73,804(14)
Errol B. De Souza	71,133(15)
Geoffrey Ling	59,401(16)
Jeanne Y. Jew	9,333(17)
Sharon Tetlow	31,246(18)
All Directors and Executive Officers as a Group (9 persons)	1,088,902

*	Indicates less than 1% of class.

(1)	The information reported is based on a Schedule 13G/A filed with the SEC on February 14, 2022. The shares are held directly by Nantahala Capital Management, LLC (“Nantahala”). Wilmot B. Harkey and Daniel Mack, as managing members of Nantahala, may be deemed to have shared voting and dispositive power of these shares. The principal business address of Nantahala is 130 Main St. 2nd Floor, New Canaan, CT 06840.

(2)	The information reported is based on a Schedule 13D/A filed jointly by JEC II Associates, LLC (“JEC II”), The Heidi S. Shippell-Heiland 2008 Irrevocable Trust (the “Trust”) and Michael Torok with the SEC on July 1, 2022. JEC II directly holds, and has sole voting and dispositive power over, 1,550,000 shares. The Trust directly holds, and has sole voting and dispositive power over, 250,000 shares. Michael Torok directly holds, and has sole voting and dispositive power over, 2,505,000 shares, of which 705,000 shares are owned directly. Michael Torok is the manager of JEC II and the trustee of the Trust, and as such, may be deemed to beneficially own the shares held by JEC II and the Trust. The principal business address of each of JEC II, the Trust and Michael Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.

(3)	The information reported is based on a Schedule 13D/A filed jointly by JDS 1, LLC (“JDS1”), CCUR Holdings, Inc (“CCUR Holdings”), CIDM II, LLC (“CIDM II”), Julian D. Singer, David S. Oros, Shelly C. Lombard, Matthew Stecker and Igor Volshteyn with the SEC on June 17, 2022. JDS1 may be deemed the beneficial owner of 2,014,832 shares comprised of (i) the1,131,577 shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 883,255 shares beneficially owned and held directly by CCUR. CCUR beneficially owned 883,255 shares, which shares are held directly by CCUR. CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 883,255 Shares beneficially owned by CCUR. Julian Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 2,014,832 shares of Common Stock. Julian Singer does not own any shares directly. Mr. Oros beneficially owned 388,600 Shares, which shares are held directly by him. None of Ms. Lombard and Messrs. Stecker and Volshteyn beneficially owned any shares. The principal business address of each of JDS1, CIDM II, and Julian Singer is 2200 Fletcher Avenue, Suite 501, Fort Lee, New Jersey 07024. The address of the principal office of CCUR is 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756. The address of the principal office of Mr. Oros is 702 W. Lake Avenue, Baltimore, Maryland 21210. The address of the principal office of Ms. Lombard is 44 Morse Avenue, Bloomfield, NJ 07003. The address of the principal office of Mr. Stecker is c/o Evolving Systems, Inc., 9800 Pyramid Court, Suite 400, Englewood, CO 80112. The address of the principal office of Mr. Volshteyn is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

(4)	The information reported is based on a Schedule 13G filed by Assenagon S.A. and Assenagon Asset Management S.A. with the SEC on January 18, 2022. Assenagon Asset Management S.A. is a subsidiary of Assenagon S.A. Assenagon Asset Management S.A. is the investment manager of Invesco Markets PLC, a UCITS investment fund established under the laws of Ireland and an umbrella fund to various index tracking sub-funds. Invesco Markets PLC has delegated sole investment and voting power to its Management Company, Invesco Investment Management Limited, which has sub-delegated those powers to Assenagon Asset Management S.A. As a result, Assenagon S.A. and Assenagon Asset Management S.A. may be deemed to beneficially own the shares held by Invesco Markets PLC.

(5)	The information reported is based on a Schedule 13G filed with the SEC on March 4, 2022. The shares are held directly by Laurence W. Lytton. The principal business address of Mr. Lytton is 467 Central Park West, New York, NY 10025.

(6)	The information reported is based on a Schedule 13G filed jointly by Renaissance Technologies LLC (“Renaissance”) and Renaissance Technologies Holdings Corporation (“Renaissance Holdings”) with the SEC on February 11, 2022. The shares are held directly by Renaissance. Renaissance Holdings is the majority owner of Renaissance and as such, may be deemed to beneficially own the shares held by Renaissance. Renaissance and Renaissance Holdings have sole voting power over 1,347,877 shares held by Renaissance and shared dispositive power over 1,771,908 shares held by Renaissance. The principal business address of Renaissance and Renaissance Holdings is 800 Third Avenue, New York, New York 10022.

(7)	The information reported is based on a Schedule 13G filed jointly by OrbiMed Capital LLC (“OrbiMed Capital”) and OrbiMed Advisors LLC (“OrbiMed Advisors”) with the SEC on February 11, 2022. OrbiMed Capital directly holds, and has sole voting and dispositive power over, 1,350,602 shares. OrbiMed Advisors directly holds, and has shared voting and dispositive power over, 378,800 shares. OrbiMed Capital and OrbiMed Advisors directly hold such shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale, of such shares. OrbiMed Capital and OrbiMed Advisors exercise investment and voting power over the shares through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of such shares. The principal business address of OrbiMed Capital and OrbiMed Advisors is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(8)	Includes (i) 8,456 shares held by the Usman Family Trust, of which Dr. Usman is a co-trustee with Susan L. Usman, (ii) 1,168 shares held in an IRA, and (iii) 647,637 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(9)	Includes 101,261 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(10)	Includes 5,667 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(11)	Includes (i) 23,390 shares held by the Howard and Gillian Levy Revocable Trust dated November 21, 1994, and (ii) 183,905 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(12)	Includes (i) 24,215 shares held by the Lawlor Family Trust UAD 4-17-00, and (ii) 40,500 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(13)	Includes 39,000 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(14)	Includes 39,000 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(15)	Includes 41,332 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(16)	Includes 27,611 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(17)	Represents 9,333 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

(18)	Includes 27,611 shares issuable upon the exercise of options that are vested and exercisable within 60 days of July 15, 2022.

IMPORTANT

Your vote is important. No matter how few shares of Common Stock you own, please give JDS1 your proxy FOR the election of the Nominees and in accordance with JDS1’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed GOLD proxy card;

•	DATING the enclosed GOLD proxy card; and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States). If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee, or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating, and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Kingsdale, our proxy solicitation firm, using the contact information provided below.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of JDS1’s proxy materials,

please contact Kingsdale Advisors, our proxy solicitation firm, at the phone numbers listed below.

745 Fifth Avenue, 5th Floor

New York, NY 10151

North American Toll-Free Phone:

1-888-302-5677

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: 1-416-867-2272

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 18, 2022

CATALYST BIOSCIENCES, INC.
2022 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF JDS1, LLC AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF CATALYST BIOSCIENCES, INC.
IS NOT SOLICITING THIS PROXY

PROXY

The undersigned appoints Julian D. Singer and Sylvia Hermina, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Catalyst Biosciences, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2022 Annual Meeting of Stockholders of the Company scheduled to be held on [●], 2022, at 8:00 a.m., Pacific Time, at 611 Gateway Boulevard, Suite 710, South San Francisco, California 94080 (including any adjournments, postponements, reschedulings, or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to JDS1, LLC (“JDS1”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” IN PROPOSAL 1, “AGAINST” PROPOSAL 2, “FOR” PROPOSAL 3, AND “FOR” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with JDS1’s solicitation of proxies for the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our GOLD proxy card are available at

http://www.myproxyonline.com/jds1

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

JDS1 STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1 AND “FOR” PROPOSAL 4.

JDS1 MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.

1.	JDS1’s proposal to elect Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn as Class I directors of the Company to serve for the ensuing three years expiring at the 2025 annual meeting of stockholders or until such person’s successor is elected and qualified

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: Shelly C. Lombard Matthew Stecker Igor Volshteyn			¨ ________________ ________________

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

JDS1 does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, JDS1 has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

2.	The Company’s proposal to approve the compensation of the Company’s named executive officers in a non-binding advisory vote.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	The Company’s proposal to ratify the appointment of EisnerAmper LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	The Company’s proposal to approve an amendment to its Fourth Amended and Restated Certificate of Incorporation, as amended, to provide for the declassification of the Company’s Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

GOLD PROXY CARD

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.